SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2021

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

# SUMMARY

I FINANCIAL INFORMATION FROM SUBSIDIARIES
II FINANCIAL ANALYSIS FROM SUBSIDIARIES

The Investors Report - Annexes I, II and III can be found at excel on our website: www.eletrobras.com.br/ri. Annex III will be available soon.

Contact RI:
ombudsman-ri@eletrobras.com | www.eletrobras.com.br/ri | +55 (21) 2514-6333

**Conference Call in Portuguese**
August 12, 2021
2:30 p.m. (Brasília)
1:30 p.m. (New York)
6:30 p.m. (London)
Phones: (11) 3137-8037

**Conference Call in English**
August 12, 2021
2:30 p.m. (Brasília)
1:30 p.m. (New York)
6:30 p.m. (London)
Phones: (11) 3137-8037
(+1) 786 837 9597 (USA)
(+44) 20 3318 3776 (London)

Get to know the Eletrobras IR Ombudsman, an exclusive platform for receiving and forwarding suggestions, complaints, compliments and requests from protesters regarding the securities market on our Investor Relations website.

## PREPARATION OF THE REPORT TO INVESTORS:

**Superintendent of Investor Relations**
Paula Prado Rodrigues Couto

**Capital Market Department**
Bruna Reis Arantes
Alexandre Santos Silva
Fernando D'Angelo Machado
Luiz Gustavo Braga Parente
Maria Isabel Brum de A. Souza
Mariana Lera de Almeida Cardoso

DFR - Investor Relations Superintendence Marketletter - Annex I - 2Q21 Financial Information of the Subsidiaries

ASSETS 06/30/2021	Furnas	Chesf	CGT Eletrosul	Eletronorte	Eletropar	Eletronuclear	Amazonas GT

CURRENT
Cash and Cash Equivalents	122,281	36,703	18,210	9,471	1,234	15,801	61,509
Accounts Receivable, net	1,298,367	1,262,116	432,556	1,048,198	0	285,375	1,208,770
Financing and Loans - principal	0	0	0	0	0	0	0
Financing and Loans - charges	0	0	0	0	0	0	0
Marketable Securities	2,032,526	2,549,987	914,264	1,715,070	85,627	317,336	146,893
Dividends Receivable	86,451	31,449	0	31,190	3,370	0	0
Deferred Fiscal Assets (Tax and Contributions)	0	75,680	2,350	448	2,821	30,211	29,938
Income Tax and Social Contribution	196,546	495,552	33,270	188,497	1,811	71,476	0
Derivative Financial Instruments	0	0	0	519,035	0	0	0
Reimbursement Rights	0	0	2,762	0	0	0	0
Guarantees and Linked Deposits	0	43,766	107,248	0	0	0	21,398
Inventory	42,801	94,162	58,567	53,728	0	221,675	58,136
Contractual Assets	4,576,316	3,286,048	824,686	1,666,650	0	0	0
Nuclear Fuel Inventory	0	0	0	0	0	428,340	0
Financial Assets	0	11,996	0	0	0	0	0
Hydrological risk	0	0	2,007	0	0	0	1,125
Others	380,739	642,782	212,232	902,205	0	145,484	84,687
TOTAL CURRENT ASSETS	8,736,027	8,530,241	2,608,152	6,134,492	94,863	1,515,698	1,612,456

NON-CURRENT
LONG-TERM ASSET
Accounts Receivable, net	267,087	0	40	580,848	0	0	625,311
Financing and Loans - principal	0	0	0	0	0	0	0
Marketable Securities	0	215	39	106	0	0	0
Deferred Fiscal Assets (Taxes and Contributions)	0	202,147	133	0	0	0	0
Income Tax and Social Contribution	0	109,746	1,547,463	228,899	0	0	0
Derivative Financial Instruments	0	0	0	545,937	0	0	0
Reimbursement Rights	0	0	0	0	0	0	0
Guarantees and Linked Deposits	943,362	405,404	235,806	196,675	0	67,878	71,690
Indemnifications receivables - Law 12,783/2013	0	487,822	0	0	0	0	0
Nuclear Fuel Inventory	0	0	0	0	0	1,122,978	0
Contractual Assets	17,086,774	10,932,544	4,219,713	8,210,127	0	0	0
Financial Assets	1,392,378	223,424	0	5,235	0	0	0
Advance for equity participation	0	0	0	0	0	0	0
Regulatory Asset (Portion A - CVA)	0	0	0	0	0	0	0
Hydrological risk	0	0	13,548	0	0	0	0
Others	153,518	109,019	226,593	203,502	0	1,882,956	407,348
TOTAL LONG-TERM ASSETS	19,843,119	12,470,321	6,243,335	9,971,329	0	3,073,812	1,104,349

INVESTMENTS	5,412,991	5,443,903	2,179,247	4,381,723	144,728	0	0

FIXED ASSETS, NET	6,727,011	1,981,606	2,566,183	5,313,966	45	13,187,617	2,491,204

INTANGIBLE ASSETS	322,815	126,436	77,778	110,777	0	95,814	9,782

TOTAL NON-CURRENT ASSETS	32,305,936	20,022,266	11,066,543	19,777,795	144,773	16,357,243	3,605,335

TOTAL ASSETS	41,041,963	28,552,507	13,674,695	25,912,287	239,636	17,872,941	5,217,791

1

DFR - Investor Relations Superintendence Marketletter - Annex I - 2Q21 Financial Information of the Subsidiaries

ASSETS 12/31/2020	Furnas	Chesf	CGT Eletrosul	Eletronorte	Eletropar	Eletronuclear	Amazonas GT

CURRENT
Cash and Cash Equivalents	277,448	58,548	10,674	1,145	182	9,051	68,999
Accounts Receivable, net	1,414,966	1,963,986	535,413	709,868	0	319,724	635,951
Financing and Loans - Principal	0	0	0	0	0	0	0
Financing and Loans - Charges	0	0	0	0	0	0	0
Marketable Securities	961,965	2,079,294	1,286,868	1,239,589	92,442	378,424	260,725
Dividends Receivable	71,278	27,108	4,153	38,207	7,108	0	0
Deferred Fiscal Assets (Tax and Contributions)	0	64,938	8,924	165,454	3,613	19,949	51,882
Income Tax and Social Contribution	248,748	195,190	5,512	0	113	13,618	0
Derivative Financial Instruments	0	0	0	317,443	0	0	0
Reimbursement Rights	0	0	4,684	0	0	0	0
Guarantees and Linked Deposits	0	34,375	49,121	0	0	0	21,398
Inventory	42,843	85,065	55,704	83,482	0	183,306	59,286
Contractual Assets	4,561,167	3,097,503	812,555	1,665,948	0	0	227,735
Nuclear Fuel Inventory	0	0	0	0	0	428,340	0
Financial Assets	0	10,996	0	0	0	0	0
Hydrological risk	0	0	2,007	0	0	0	1,125
Others	317,847	583,408	127,252	375,602	79	130,568	78,138
TOTAL CURRENT ASSETS	7,896,262	8,200,411	2,902,867	4,596,737	103,538	1,482,980	1,405,239

NON-CURRENT
LONG-TERM ASSET
Accounts Receivable, net	272,583	0	277	0	0	0	1,061,622
Financing and Loans - principal	0	0	0	0	0	0	0
Marketable Securities	0	210	39	103	0	0	0
Diferred Fiscal Asset (Taxes and Contributions)	0	203,519	208	223,246	0	0	291
Income Tax and Social Contribution	0	145,987	1,640,404	269,604	0	0	0
Derivative Financial Instruments	0	0	0	310,100	0	0	0
Reimbursement Rights	0	0	0	0	0	0	0
Guarantees and Linked Deposits	897,994	488,241	300,659	242,223	0	68,222	54,607
Indemnifications receivables - Law 12,783/2013	0	487,822	0	0	0	0	0
Nuclear Fuel Inventory (Eletronuclear)	0	0	0	0	0	1,264,780	0
Contractual Assets	17,483,202	11,379,621	3,961,684	8,199,109	0	0	0
Financial Asset	1,367,475	230,424	0	0	0	0	0
Advance for equity participation	1,541	0	0	0	0	0	0
Regulatory Asset (Portion A - CVA)	0	0	0	0	0	0	0
Hydrological risk	0	0	14,551	0	0	0	0
Others	151,598	121,796	219,565	258,443	0	1,755,116	363,697
TOTAL LONG-TERM ASSETS	20,174,393	13,057,620	6,137,387	9,502,828	0	3,088,118	1,480,217

INVESTMENTS	5,633,921	5,310,677	2,254,800	4,812,908	144,897	0	0

FIXED ASSETS, NET	6,702,079	2,083,004	2,758,213	5,462,897	6	13,018,163	2,550,573

INTANGIBLE ASSETS	331,066	117,357	74,304	121,548	2	92,374	5,868

TOTAL NON-CURRENT ASSETS	32,841,459	20,568,658	11,224,704	19,900,181	144,905	16,198,655	4,036,658

TOTAL ASSETS	40,737,721	28,769,069	14,127,571	24,496,918	248,443	17,681,635	5,441,897

2

DFR - Investor Relations Superintendence Marketletter - Annex I - 2Q21 Financial Information of the Subsidiaries

LIABILITIES 06/30/2021	Furnas	Chesf	CGT Eletrosul	Eletronorte	Eletropar	Eletronuclear	Amazonas GT

CURRENT
Suppliers	526,467	268,250	309,921	324,127	0	695,480	171,944
Financing, loans and debentures	1,606,358	211,897	434,310	532,482	0	358,471	550,548
Tax and Social Contributions	150,214	150,705	26,985	11,029	1,287	46,433	279,119
Current Income Tax and Social Contribution	0	11,230	14,083	0	0	13,643	377,174
Derivative financial instruments	0	0	0	0	0	0	0
Reimbursement Obligations	0	0	0	0	0	256,912	0
Advance from clients	0	0	0	89,509	0	0	0
Shareholders' Compensation	1,232,807	184	231,511	706,441	0	0	0
Estimated Obligations	323,151	383,892	142,720	375,700	367	114,447	44,936
Provisions for Litigations	0	0	0	0	0	0	0
Post-Employment Benefits (Pension Plan Payments)	20,327	161,036	26,648	0	0	4,406	0
Leasing (principal)	11,846	34	10,501	0	0	12,639	171,198
Leasing (charges)	(10,029)	0	(4,159)	0	0	0	0
Provisions for Onerous Contracts	0	0	0	40,196	0	0	0
Concessions payable - Use of public property	1,832	0	3,371	0	0	0	0
Regulatory fees	111,669	86,528	68,547	270,247	0	3,226	57,949
Others	59,777	95,259	277,400	1,419,546	25,454	1,296	31,916
TOTAL CURRENT LIABILITIES	4,034,419	1,369,015	1,541,838	3,769,277	27,108	1,506,953	1,684,784

NON-CURRENT
Suppliers	0	0	84,551	0	0	0	0
Financing, loans and debentures	5,316,919	961,962	2,398,572	2,435,408	0	7,108,322	1,845,877
Tax and Social Contributions	169,113	0	0	0	0	212	0
Income Tax and Social Contribution	2,885,648	0	0	334,206	7,765	0	0
Deferred Income Tax and Social Contribution	0	0	0	0	0	0	0
Derivative financial instruments	0	0	0	10,014	0	0	0
Reimbursement Obligations	0	0	0	0	0	141,536	0
Advance from clients	0	0	0	229,458	0	0	0
Estimated Obligations	47,085	31,117	9,046	0	0	4,949	0
Provisions for Litigations	2,076,864	4,249,053	678,929	407,520	0	245,408	695,316
Provision for uncovered liability on invested companies	0	0	0	3,792	0	0	0
Post-Employment Benefits (Pension Plan Payments)	1,006,050	3,521,811	649,650	102,029	0	558,154	18,769
Leasing (principal)	214,640	2,019	61,128	0	0	6,396	499,327
Leasing (charges)	(50,219)	0	(22,461)	0	0	0	0
Provision for Onerous Contracts	225,727	100,478	83,550	59,306	0	0	0
Concessions payable - Use of public property	33,754	0	36,866	0	0	0	0
Regulatory fees	196,083	441,694	43	0	0	0	0
Asset decomission obligation (Nuclear Power Plants)	0	0	0	0	0	3,152,081	0
Advances for future capital Increase	70,066	0	0	0	0	1,920,064	0
Others	383,418	452,973	92,916	1,109,891	0	0	0
TOTAL NON-CURRENT LIABILITIES	12,575,148	9,761,107	4,072,790	4,691,624	7,765	13,137,122	3,059,289

EQUITY
Capital Stock	6,531,154	9,753,953	6,767,586	11,576,263	118,055	8,493,036	497,946
Capital reserves	5,053,045	4,916,199	0	0	0	0	0
Profit Reserves	14,119,110	5,403,347	1,255,195	3,725,405	60,434	0	40,471
Additional Dividend Purposed	0	0	0	0	0	0	0
Accumulated profit/loss	1,312,032	1,103,358	269,153	2,444,204	15,458	(4,382,551)	(73,560)
Other Comprehensive Income	(2,583,283)	(3,754,472)	(212,056)	(294,486)	10,816	(881,619)	8,861
Minority shareholdings	338	0	(19,811)	0	0	0	0

TOTAL EQUITY	24,432,396	17,422,385	8,060,067	17,451,386	204,763	3,228,866	473,718

TOTAL LIABILITIES AND EQUITY	41,041,963	28,552,507	13,674,695	25,912,287	239,636	17,872,941	5,217,791

3

DFR - Investor Relations Superintendence Marketletter - Annex I - 2Q21 Financial Information of the Subsidiaries

LIABILITIES 12/31/2020	Furnas	Chesf	CGT Eletrosul	Eletronorte	Eletropar	Eletronuclear	Amazonas GT

CURRENT
Suppliers	694,885	345,200	491,914	453,286	0	1,180,289	161,102
Financing, loans and debentures	1,525,914	239,257	552,546	1,306,455	0	344,038	599,950
Tax and Social Contributions	160,318	151,912	21,178	12,438	1,615	96,721	414,428
Current Income Tax and Social Contribution	0	0	8,574	0	0	72	310,789
Derivative financial instruments	0	0	0	0	0	0	0
Reimbursement Obligations	0	0	0	0	0	244,852	0
Advance from clients	0	0	0	74,075	0	0	0
Shareholders' Compensation	510,719	1,807,003	471,427	1,411,558	9,703	0	0
Estimated Obligations	278,800	352,472	145,010	370,995	367	86,497	52,663
Provisions for Litigations	0	0	0	389,783	0	0	0
Post-Employment Benefits (Pension Plan Payments)	12,640	149,177	26,291	0	0	4,101	0
Leasing - principal	17,596	33	9,513	7,874	0	22,459	167,126
Leasing - charges	(10,484)	0	(4,193)	(198)	0	0	0
Provisions for Onerous Contracts	0	0	0	40,196	0	0	0
Concessions payable - Use of public property	1,778	0	3,084	0	0	0	0
Regulatory fees	82,167	73,516	73,438	286,190	0	15,576	55,958
Others	68,513	99,282	108,323	1,304,315	22,665	1,201	239,878
TOTAL CURRENT LIABILITIES	3,342,846	3,217,852	1,907,105	5,656,966	34,350	1,995,806	2,001,894

NON-CURRENT
Suppliers	0	0	110,050	0	0	0	0
Financing, loans and debentures	6,118,704	1,013,539	2,560,167	1,780,241	0	7,267,733	2,130,209
Tax and Social Contributions	181,967	0	0	0	0	212	0
Income Tax and Social Contribution	3,044,121	0	0	0	10,411	0	0
Deferred Income Tax and Social Contribution	0	0	0	0	0	0	0
Derivative financial instruments	0	0	0	10,014	0	0	0
Reimbursement Obligations	0	0	0	0	0	22,259	0
Advance from clients	0	0	0	290,870	0	0	0
Estimated Obligations	47,085	57,506	10,241	0	0	8,888	0
Provisions for Litigations	2,037,964	3,592,441	630,087	397,864	0	244,718	654,019
Provision for uncovered liability on invested companies	0	0	0	3,848	0	0	0
Post-Employment Benefits (Pension Plan Payments)	1,012,098	3,522,069	608,237	102,028	0	519,997	18,769
Leasing - principal	214,676	2,034	64,419	0	0	9,539	571,015
Leasing - charges	(49,764)	0	(24,379)	0	0	0	0
Provision for Onerous Contracts	225,727	100,478	83,550	59,306	0	0	0
Concessions payable - Use of public property	33,558	0	32,396	0	0	0	0
Regulatory fees	254,456	489,939	47	0	0	0	0
Asset decomission obligation (Nuclear Power Plants)	0	0	0	0	0	3,040,011	0
Advances for future capital Increase	68,987	0	90,782	0	0	1,070,064	0
Others	377,075	432,656	235,189	1,188,599	0	0	0
TOTAL NON-CURRENT LIABILITIES	13,566,654	9,210,662	4,400,786	3,832,770	10,411	12,183,421	3,374,012

EQUITY
Capital Stock	6,531,154	9,753,953	6,767,586	11,576,263	118,055	8,493,036	497,946
Capital Reserves	5,053,045	4,916,199	0	0	0	0	0
Profit Reserves	14,119,110	5,403,347	1,255,195	3,725,405	60,433	0	40,471
Additional Dividend Purposes	706,536	0	0	0	9,251	0	0
Accumulated Profit/Losses	0	0	0	0	0	(4,109,009)	(481,287)
Other Comprehensive Income	(2,583,283)	(3,754,472)	(184,450)	(294,486)	15,942	(881,619)	8,861
Minority shareholdings	1,659	21,528	(18,651)	0	0	0	0

TOTAL EQUITY	23,828,221	16,340,555	7,819,680	15,007,182	203,680	3,502,408	65,991

TOTAL LIABILITIES AND EQUITY	40,737,721	28,769,069	14,127,571	24,496,918	248,442	17,681,635	5,441,897

4

DFR - Investor Relations Superintendence Marketletter - Annex I - 2Q21 Financial Information of the Subsidiaries

STATEMENT OF INCOME 06/30/2021	Furnas	Chesf	CGT Eletrosul	Eletronorte	Eletropar	Eletronuclear	Amazonas GT
Operating Revenues	4,995,181	3,577,463	1,580,328	3,239,538	194	1,289,714	1,765,753

Electric Energy Supply (sell) - Generation	1,315,761	163,826	740,329	1,038,776	0	1,469,617	2,195,177
Electric Energy Supply - Generation	616,097	309,587	0	602,458	0	0	0
Short Term Electric Energy - Generation	160,890	171,278	40,186	560,295	0	0	9,455
Revenue from Operation and Maintenance - Renewed Lines - Generation	734,824	1,300,983	0	16,706	0	0	0
Revenue from Construction of Plants - Generation	24,904	0	0	0	0	0	0
Financial – Return on Investment - Generation	0	0	0	0	0	0	0
Revenue from Operation and Maintenance - Renewed Lines - Transmission	979,985	700,544	311,165	325,767	0	0	0
Revenue from Operation and Maintenance - Transmission	82,098	265,278	121,333	239,287	0	0	9,042
Revenue from Construction of Plants - Transmission	1,927,231	1,243,562	456,479	829,825	0	0	18,549
Financial – Return on Investment - Transmission	72,891	139,892	48,220	61,292	0	0	0

Other Revenues	18,440	21,378	33,602	249,982	194	125	0

Deductions to Operating Revenues	(937,940)	(738,865)	(170,986)	(684,850)	0	(180,028)	(466,470)

Operating Costs	(1,930,508)	(1,183,601)	(773,701)	(904,807)	0	(957,911)	(900,619)

Personnel, Supplies and Services	(495,188)	(307,200)	(210,982)	(266,919)	0	(364,702)	(90,381)
Consensual Dismissal Plan (PDC)	0	0	0	0	0	0	0
Energy Purchased for Resale	(474,377)	(111,036)	(296,906)	(1,764)	0	0	(71,916)
Charges upon use of eletricity network	(381,119)	(430,401)	(26,297)	(329,603)	0	(85,693)	(46,017)
Construction	(97,514)	(231,640)	(48,034)	(61,016)	0	0	0
Electric Energy production cost	(341,690)	0	(70,177)	(10)	0	(198,193)	(592,520)
Depreciation and Amortization	(140,620)	(29,572)	(103,156)	(198,413)	0	(283,072)	(71,911)
Operating Provisions	0	0	(7,585)	0	0	0	0
Others	0	(73,752)	(10,564)	(47,082)	0	(26,251)	(27,874)

Operating Expenses	(554,062)	(1,191,749)	(288,919)	(16,098)	(2,896)	(276,960)	(109,908)

Personnel, Supplies and Services	(246,615)	(385,284)	(138,875)	(451,537)	(2,428)	(195,572)	(32,367)
Consensual Dismissal Plan (PDC)	0	0	0	0	0	4,708	0
Donations and Contributions	(27,985)	(3,743)	(1,864)	(2,587)	(83)	0	(565)
Depreciation and Amortization	0	(27,377)	(17,342)	(12,024)	(4)	(15,383)	(407)
Operating Provisions	(97,130)	29,683	(119,687)	509,326	0	(40,734)	(78,783)
Others	(182,332)	(805,028)	(11,151)	(59,276)	(381)	(29,979)	2,214

OPERATING RESULT BEFORE FINANCIAL RESULT	2,510,611	1,202,113	517,708	2,318,633	(2,702)	54,843	755,226

FINANCIAL REVENUES (EXPENSES)

Income from financial investments	14,419	12,749	9,366	14,481	667	15,027	34,829
Income from Interest, Commission and Fees	18,879	0	0	0	0	0	0
Additional Interest on Energy	603	94,334	0	25,479	0	0	0
Monetary Adjustment Gain	123,027	28,138	0	66,752	0	979	21,615
Exchange Variation Gain	1,961	0	34,621	18,602	0	18,963	0
Fair value adjustment - RBSE gain	0	0	0	0	0	0	0
Gains on Derivatives	0	0	0	437,428	0	0	0
Other Financial Income	8,831	28,365	20,664	9,754	2,684	30,990	63,409
Debt Charges - financing and loans	(184,955)	(41,169)	(77,345)	(89,511)	0	(236,029)	(46,271)
Debt Charges - suppliers	0	0	(3,136)	0	0	0	0
Debt Charges - leasing	(5,353)	(110)	(2,187)	(198)	0	(1,130)	(216,079)
Charges on shareholders' funds	(15,552)	(142,218)	(5,234)	(16,566)	(138)	0	0
Monetary Adjustment Loss	(78,997)	(7,059)	(50,488)	(43,658)	0	(13,005)	(47,404)
Exchange Variation Loss	9,771	0	0	0	0	(8,857)	(2,221)
Fair value adjustment - RBSE loss	0	0	0	0	0	0	0
Loss on derivatives	0	0	0	0	0	0	0
Other Financial Expenses	(36,438)	(12,440)	(22,994)	(31,615)	(345)	(116,747)	(10,319)

PROFIT/LOSS BEFORE RESULTS OF EQUITY INVESTMENTS, TAXES AND SOCIAL CONTRIBUTIONS	(143,804)	(39,410)	(96,733)	390,948	2,868	(309,809)	(202,441)

RESULTS OF EQUITY METHOD INVESTMENTS	(248,535)	45,275	(9,065)	417,345	10,531	0	0

OTHER OPERATING INCOME/EXPENSES	0	0	0	0	0	0	0

RESULT BEFORE SOCIAL CONTRIBUTION, INCOME TAX, EMPLOYEES AND MANAGEMENT PARTICIPATION AND MINORITY PARTICIPATION	2,118,272	1,207,978	411,910	3,126,926	10,697	(254,966)	552,785

Total Income Taxes and Social Contributions and Fiscal Incentives Revenue	(820,534)	(104,620)	(143,917)	(682,722)	1,069	(18,576)	(145,058)

RESULT BEFORE EQUITY PARTICIPATIONS	1,297,738	1,103,358	267,993	2,444,204	11,766	(273,542)	407,727

Minority Participation	(16)	0	1,160	0	0	0	0
NET INCOME FOR THE PERIOD	1,297,754	1,103,358	269,153	2,444,204	11,766	(273,542)	407,727

5

DFR - Investor Relations Superintendence Marketletter - Annex I - 2Q21 Financial Information of the Subsidiaries

STATEMENT OF INCOME 06/30/2020	Furnas	Chesf	CGT Eletrosul	Eletronorte	Eletropar	Eletronuclear	Amazonas GT
Operating Revenues	3,949,423	2,863,485	1,295,901	2,119,292	91	1,634,992	1,454,533

Electric Energy Supply (sell) - Generation	1,486,590	116,991	737,159	1,027,680	0	1,863,223	1,961,394
Electric Energy Supply - Generation	589,566	285,716	0	429,960	0	0	0
Short Term Electric Energy - Generation	37,818	202,060	11,215	171,558	0	0	40,132
Revenue from Operation and Maintenance - Renewed Lines - Generation	660,923	1,185,547	0	16,801	0	0	0
Revenue from Construction of Plants - Generation	19,171	0	0	0	0	0	0
Financial – Return on Investment - Generation	0	0	0	0	0	0	0
Revenue from Operation and Maintenance - Renewed Lines - Transmission	732,990	427,535	345,054	272,821	0	0	0
Revenue from Operation and Maintenance - Transmission	59,526	234,776	93,214	109,444	0	0	7,119
Revenue from Construction of Plants - Transmission	1,073,798	847,175	207,314	452,805	0	0	32,959
Financial – Return on Investment - Transmission	114,406	102,556	48,045	3,351	0	0	(3,535)

Other Revenues	13,065	9,988	28,689	207,722	91	14	0

Deductions to Operating Revenues	(838,430)	(548,859)	(174,789)	(572,850)	0	(228,245)	(583,536)

Operating Costs	(1,905,591)	(1,044,763)	(1,009,767)	(807,902)	0	(914,899)	(821,496)

Personnel, Supplies and Services	(447,644)	(280,831)	(227,191)	(281,881)	0	(296,314)	(92,513)
Extraordinary Retirement Plan (PAE)	0	0	0	0	0	(3,150)	(199)
Energy Purchased for Resale	(623,001)	(182,010)	(284,384)	(4,101)	0	0	(57,512)
Charges upon use of eletricity network	(332,391)	(375,888)	(24,437)	(320,896)	0	(89,940)	(45,448)
Construction	(133,155)	(159,996)	(49,265)	(4,982)	0	0	(22)
Electric Energy production cost	(228,668)	0	(12,592)	0	0	(218,403)	(536,265)
Depreciation and Amortization	(140,732)	(41,679)	(99,231)	(195,713)	0	(286,414)	(80,301)
Operating Provisions	0	0	(289,207)	0	0	0	0
Others	0	(4,359)	(23,460)	(329)	0	(20,678)	(9,236)

Operating Expenses	(386,805)	(720,688)	(200,407)	(338,695)	20,756	(231,053)	(267,827)

Personnel, Supplies and Services	(284,074)	(334,790)	(126,411)	(319,489)	(2,151)	(175,148)	(26,216)
Consensual Dismissal Plan (PDC)	(535)	0	(113)	0	0	13,627	(1,748)
Donations and Contributions	(22,508)	(4,273)	(976)	(3,001)	0	(126)	(484)
Depreciation and Amortization	0	(30,234)	(18,472)	(16,667)	(2)	(15,686)	(198)
Operating Provisions	169,501	(318,561)	(38,040)	30,951	23,327	(6,780)	(234,332)
Others	(249,189)	(32,830)	(16,395)	(30,489)	(418)	(46,940)	(4,849)

OPERATING RESULT BEFORE FINANCIAL RESULT	1,657,027	1,098,034	85,727	972,695	20,847	489,040	365,210

FINANCIAL REVENUES (EXPENSES)

Income from financial investments	25,350	44,038	28,654	43,874	2,327	1,847	9,223
Income from Interest, Commission and Fees	12,782	0	0	0	0	0	0
Additional Interest on Energy	3,568	90,279	0	20,439	0	0	0
Monetary Adjustment Gain	89,581	23,839	0	53,210	0	1,557	0
Exchange Variation Gain	14,879	0	0	0	0	410	0
Fair value adjustment - RBSE gain	0	0	0	0	0	0	0
Derivatives financial instruments	0	0	0	0	0	0	0
Other Financial Income	3,706	4,596	10,646	732	2	466,958	37,113
Debt Charges - financing and loans	(230,007)	(40,706)	(88,540)	(126,941)	0	(290,450)	(76,009)
Debt Charges - suppliers	0	0	(4,296)	0	0	0	0
Debt Charges - leasing	(5,827)	(110)	(2,306)	(862)	0	(2,181)	(171,775)
Charges on shareholders's funds	(20,011)	(74,225)	(1,953)	(24,371)	0	0	0
Monetary Adjustment Loss	8,535	(888)	(5,558)	(81,264)	0	(3,264)	(11,044)
Exchange Variation Loss	(134,896)	0	(189,335)	(142,896)	0	(104,956)	(11,221)
Fair value adjustment - RBSE loss	0	0	0	0	0	0	0
Losses on derivatives	0	0	0	(107,451)	0	0	0
Other Financial Expenses	(30,418)	(8,570)	(3,934)	(38,055)	(444)	(68,545)	(2,543)

PROFIT/LOSS BEFORE RESULTS OF EQUITY INVESTMENTS, TAXES AND SOCIAL CONTRIBUTIONS	(262,758)	38,253	(256,622)	(403,585)	1,885	1,376	(226,256)

RESULTS OF EQUITY METHOD INVESTMENTS	(142,840)	(21,778)	(22,548)	(44,615)	8,601	0	0

OTHER OPERATING INCOME/EXPENSES	25,042	0	0	0	0	0	0

RESULT BEFORE SOCIAL CONTRIBUTION, INCOME TAX, EMPLOYEES AND MANAGEMENT PARTICIPATION AND MINORITY PARTICIPATION	1,276,471	1,114,509	(193,443)	524,495	31,334	490,416	138,954

Income Tax and Social Contribution and Fiscal Incentives Revenue	(1,138,676)	(301,134)	361,311	(69,507)	(122)	(174,679)	(33,261)

RESULT BEFORE EQUITY PARTICIPATIONS	137,795	813,375	167,868	454,988	31,212	315,737	105,693

Minority Participation	13	0	690	0	0	0	0
NET INCOME FOR THE PERIOD	137,782	813,375	168,558	454,988	31,212	315,737	105,693

6

DFR - Investor Relations Superintendence Marketletter - Annex I - 2Q21 Financial Information of the Subsidiaries

2021	Furnas	Chesf	CGT Eletrosul	Eletronorte	Eletronuclear	Eletropar	Amazonas GT
Operating Activities
Profit (loss) before income tax and social contribution	2,118,272	1,207,978	411,910	3,126,926	(254,966)	10,697	552,785

Depreciation and Amortization	140,620	56,949	120,498	210,437	298,455	4	72,318
Net monetary variations	(44,030)	(21,079)	50,488	(23,094)	12,026	0	25,789
Net exchange variations	(11,732)	0	(34,621)	(18,602)	(10,106)	0	2,221
Financial Charges	186,981	41,279	87,902	106,275	237,159	138	262,350
Financial Income - Concession Assets	(1,927,231)	(1,243,562)	(283,630)	(829,825)	0	0	(18,549)
Construction Income	(97,795)	(139,892)	(48,220)	(61,292)	0	0	0
RBSE Income	0	0	(172,849)	0	0	0	0
Result of equity method investees	248,535	(45,275)	9,065	(417,345)	0	(10,531)	0
Operating Provisions	97,130	(29,683)	127,272	(509,326)	40,734	0	78,783
Provision (reversal) for expected loss in doubtful receivables	0	0	0	0	0	0	0
Provision (reversal) for contigencies	0	0	0	0	690	0	0
Provision (reversal) for impairment of long-lived assets	0	0	0	0	0	0	0
Provision (reversal) for onerous contracts	0	0	0	0	0	0	0
Provision (reversal) for investment losses	0	0	0	0	0	0	0
Minor shareholders' share	16	0	0	0	0	0	0
Charges on resources from shareholders' compensation	0	0	0	0	0	0	0
Financial Instruments - Derivatives Net Income	0	0	0	(437,428)	0	0	0
Other adjustments before IR / CS (LAIR)	42,474	154,189	(377,221)	0	277,580	1,069	(1,190)
(Increase) decrease on operating assets/liabilities	(97,664)	1,351,077	246,913	871,174	(521,386)	6,340	(601,425)

Cash flows from Operating Activities	655,576	1,331,981	137,507	2,017,900	80,186	7,717	373,082

Payment of interest	(182,598)	(34,467)	(72,786)	(54,289)	(236,905)	0	(60,440)
Amounts received from allowed annual revenue	153,911	208,830	521,524	874,162	0	0	10,278
Receipt of Financial Asset Indemnities (RBSE/Ke)	2,227,490	1,439,156	298,432	(688,927)	0	0	0
Receipt of interest	0	0	0	0	0	0	0
Payment of income tax and social contributions	(893,702)	(361,993)	(50,984)	(303,718)	(18,577)	0	(56,734)
Payment of refinancing of taxes and contributions - principal	(14,590)	0	0	0	0	0	0
Receipt of financial asset compensation	29,962	0	0	0	0	11,548	0
Pension Plan Payments	(44,890)	(99,746)	(1,886)	0	(2,415)	0	0
Payment of legal provisions	0	(37,130)	(70,696)	(422,452)	0	0	0
Judicial Deposits	(30,573)	70,961	11,507	110	1,648	0	(4,581)

Net Cash from (used in) Operating Activities	1,900,586	2,517,592	772,618	1,422,786	(176,063)	19,265	261,605

Cash Flows from Financing Activities
Loans and financing	0	23,456	0	0	0	0	0
Payment of Loans and financing - principal	(785,576)	(109,890)	(253,696)	(56,100)	(157,059)	0	(319,565)
Payment of Shareholders Remuneration	0	(1,949,037)	(245,149)	(721,617)	0	0	0
Advances for Future Capital Increase (AFAC)	0	0	(90,782)	0	850,000	0	0
Payment of leasing - IFRS 16	(11,140)	0	(3,788)	(7,676)	0	0	(283,695)
Others	270	0	0	(76,202)	0	(18,952)	0
Net Cash from (used in) Financing Activities	(796,446)	(2,035,471)	(593,415)	(861,595)	692,941	(18,952)	(603,260)

Cash Flows from Investment Activities

Loans and Financing - Payment	0	0	0	0	0	0	0
Loans and Financing - Receipt	0	0	0	0	0	0	0
Acquisition of fixed assets	(154,042)	(44,550)	(48,396)	(73,697)	(477,504)	(41)	(16,863)
Acquisition of intangible assets	(1,370)	(10,435)	(1,041)	(3,684)	(10,905)	0	0
Capital investment in equity investments	(43,716)	0	(8,463)	0	0	(17,495)	0
Investment for future capital increases	0	0	0	0	0	0	0
Sale of investments in equity interests	0	0	0	(475,484)	0	18,275	0
Others	(1,060,179)	(448,981)	(113,767)	0	(21,719)	0	351,028
Net Cash from (used in) investments activities	(1,259,307)	(503,966)	(171,667)	(552,865)	(510,128)	739	334,165

Net increase (decrease) in cash and cash equivalents	(155,167)	(21,845)	7,536	8,326	6,750	1,052	(7,490)
Cash and cash equivalents – beginning of period	277,448	58,548	10,674	1,145	9,051	182	68,999
Cash and cash equivalents – end of period	122,281	36,703	18,210	9,471	15,801	1,234	61,509
	(155,167)	(21,845)	7,536	8,326	6,750	1,052	(7,490)

7

DFR - Investor Relations Superintendence Marketletter - Annex I - 2Q21 Financial Information of the Subsidiaries

2020	Furnas	Chesf	CGT Eletrosul	Eletronorte	Eletronuclear	Eletropar	Amazonas GT
Operating Activities
Profit (loss) before income tax and social contribution	1,276,471	1,114,509	(193,443)	524,495	490,416	31,334	138,954

Depreciation and Amortization	140,732	71,913	117,703	212,380	302,100	2	80,499
Net monetary variations	(98,116)	(22,951)	5,558	28,054	1,707	0	11,044
Net exchange variations	120,017	0	189,335	142,896	104,546	0	11,221
Financial Charges	243,063	114,931	97,095	127,803	292,631	0	247,784
Financial Income - Concession Assets	(1,073,798)	(847,175)	(207,314)	(1,192,518)	0	0	(32,959)
Construction Income	(133,577)	(102,556)	(48,045)	0	0	0	3,535
RBSE Income	0	0	0	0	0	0	0
Result of equity method investees	142,840	21,778	22,548	50,608	0	(8,601)	0
Operating Provisions	(169,501)	243,114	38,040	(30,951)	(1,006)	(23,327)	234,332
	0	0	0	0	0	0	0
	0	0	0	0	0	0	0
	0	0	0	0	0	0	0
	0	0	0	0	0	0	0
	0	0	0	0	0	0	0
Minor shareholders' share	(21)	0	0	0	0	0	0
Charges on resources from shareholders	0	0	0	0	0	0	0
Financial Instruments - Derivatives Net Income	0	0	0	107,451	0	0	0
Other adjustments before IR / CS (LAIR)	(12,569)	(467,125)	(353,746)	0	(191,881)	371	22
(Increase) decrease on operating assets/liabilities	396,026	329,753	(79,439)	2,772,330	(472,677)	481	(388,755)

Cash flows from Operating Activities	831,567	456,191	(411,708)	2,742,548	525,836	259	305,677

Payment of interest	(490,338)	(21,470)	(79,596)	(91,964)	(255,232)	0	(80,778)
Amounts received from allowed annual revenue	1,803,546	1,106,564	554,277	(631,213)	0	0	17,876
Receipt of Financial Asset Indemnities (RBSE)	0	0	181,239	(466,951)	0	0	0
Receipt of interest	13,530	0	0	0	0	0	0
Payment of income tax and social contribution	(781,433)	(292,715)	(84,411)	(247,358)	(154,156)	(122)	0
Payment of refinancing of taxes and contributions - principal	(9,596)	0	0	0	0	0	0
Receipt of financial asset compensation	29,659	0	2,641	0	0	413	0
Pension Plan Payments	(44,128)	(80,144)	(2,490)	0	(2,261)	0	0
Payment of legal provisions	0	(30,977)	0	0	0	0	0
Judicial Deposits	3,996	(24,061)	(34,556)	15,433	371	0	10,704

Net Cash provided by Operating Activities	1,356,803	1,113,388	125,396	1,320,495	114,558	550	253,479

Financing Activities
Loans and financing	925,943	0	0	1,000,000	0	0	0
Payment of Loans and financing - principal	(1,410,423)	(92,631)	(193,330)	(831,190)	(119,568)	0	(60,016)
Payment of Shareholders Remuneration	0	(304,475)	0	(700,548)	0	0	0
Advances for Future Capital Increase (AFAC)	0	0	131,338	0	150,000	0	0
Payment of leasing - IFRS 16	(10,818)	0	0	(10,315)	0	0	(232,728)
Others	40	151,957	26,534	(10,023)	0	0	0
Net Cash provided by Financing Activities	(495,258)	(245,149)	(35,458)	(552,076)	30,432	0	(292,744)

Investment Activities

Loans and Financing - Payment	0	0	0	0	0	0	0
Loans and Financing - Receipt	2,914	0	0	0	0	0	0
Acquisition of fixed assets	(183,154)	(144,354)	(17,257)	(23,231)	(108,868)	0	(3,589)
Acquisition of intangible assets	(3,335)	(13,163)	(385)	(584)	(7,404)	0	0
Capital investment in equity investments	(35,231)	0	(9,981)	0	0	0	0
Investment for future capital increases	0	(6,000)	0	0	0	0	0
Sale of investments in equity interests	0	0	0	0	0	0	0
Others	(617,494)	(687,113)	(46,965)	(722,455)	8,462	0	(64)
Net Cash from investments activities	(836,300)	(850,630)	(74,588)	(746,270)	(107,810)	0	(3,653)

Net increase (decrease) in cash and cash equivalents	25,245	17,609	15,350	22,149	37,180	550	(42,918)
Cash and cash equivalents – beginning of period	72,607	118,001	13,981	4,098	8,706	23	66,252
Cash and cash equivalents – end of period	97,852	135,610	29,331	26,247	45,886	573	23,334
	25,245	17,609	15,350	22,149	37,180	550	(42,918)

8

DFR - Investor Relations Superintendence Marketletter - Annex II - 2Q21 Financial Analysis of the Subsidiaries

FURNAS

The Company, as a result of the guidelines of Official Letter CVM/SNC/SEP 04/2020, issued on December 1, 2020, remeasured its transmission assets - RBSE, from 4Q20 on, until then classified as Financial Assets to Contract Assets, as provided by CPC 47/IFRS 15 - Costumer Contract Revenue. In this way, there was an impact on the presentation of transmission revenues and on the adjustment to fair value of RBSE in the financial result.

Result Analysis

The Company had, in 2Q21, a result 296.8% higher that ascertained in 2Q20, going from losses of R$ 281 million in 2Q20 to a profit of R$ 553 million in 2Q21, mainly due to the reasons described below.

Operating Revenue - Generation and Transmission Companies

The Net Operating Revenue, in 2Q21, increased by 50.4% compared to 2Q20, going from R$ 1,588 million in 2Q20 to R$ 2,388 million in 2Q21. The variations of each income account are detailed below:

Gross Revenue - R$ Thousand	2Q21	2Q20	Variation (%)	Analysis
Generation	1,347,620	1,277,231	5.5
Energy supply to distribution companies	599,377	611,404	-2.0	The variation is mainly due to: (i) lower amount of energy traded in the ACL (Free Contracting Environment)(1,808 GWh in 2020 to 1,768 GWh in 2021, representing a decrease of R$ 3 million; (ii) dispatch from the Santa Plant Cruz in the period carried out outside the order of merit, resulting in a decrease in this item by R$ 28 million (when dispatched outside the order of merit, part of the revenue is received by charges, which integrate the result of the MCP - Shot-term Market);
				On the other hand, there was (iii) price adjustment for ACR (Regulated Market) quantity contracts (3%, R$ 3 million); and (iv) a variation of R$16 million in Brasilventos' supply revenue, when comparing the two quarters, due to the start of commercial operation of the generating complex that occured at the end of 2Q20, reflecting in a lower amount of revenue in the period . While, in 2Q21, the generating complex was fully operating.
Supply	309,108	295,610	4.6	The variation is mainly due to: (i) readjustment in unit prices of supply contracts, linked to HPP Itumbiara (Law 13,182) of approximately 4.5%; (ii) The remainder of the difference is due to the variation in the ICMS reflection (R$ 140 thousand), which is added to the accounting revenue. These variations occur according to tax actions and characteristics inherent to each customer and consumer unit.
Short Term Market (CCEE)	61,527	30,883	99.2	The variation is mainly due to the following reasons: (i) increase of R$83 million arising from the booking of the Santa Cruz Plant in the MCP (Short-term market), which had higher generation in 2021; On the other hand, (ii) despite the GSF variation showing an increase of approximately 8% (92% in 2020 and 100% in 2021), there was a greater negative exposure in the period, which together with the increase in the PLD (Differences Settlement Price) (2020: R$ 75.47/2021: R$229.44), resulted in an impact of R$54 million.
O&M Income - Renewed Power Plants pursuant Law 12,783/2013	361,494	328,557	10.0	The variation is mainly due to: (i) annual readjustment of the RAG (Annual Generation Revenue) (approximately 11%), which reflects an increase of R$33 million, pursuant to Aneel Resolution 2746/2020; (ii) entry of the Jaguari plant (Ex. CPFL) in Jan/21, temporarily operated by Furnas, representing an increase in revenue of R$ 3 million, without comparison in 2020, partially offset by (iii) CFURH variation and, consequently, PIS/COFINS in the sum of the period, account for the remaining difference with a reduction of R$ 2 million.
Generation Construction Income	16,114	10,777	49.5	The variation is mainly due to the following reason: (i) the amount is based on the investment made, therefore it is not comparable with past periods. The variations occurred in the Furnas plants in the amount of R$ 2.18 million (2Q20 = R$ 454 thousand and in 2Q21 = R$ 2.64 million) and Porto Colombia in the amount of R$ 4.16 million ( 2Q20 = R$5.47 million and in 2Q21 = R$9.63 million).
Transmission	1,498,990	705,036	112.6
O&M Income - Renewed lines - Transmission	492,164	343,194	43.4	The variation is mainly due to: (i) increase due to the change of tariff cycles, as in addition to the annual adjustment, there was the tariff review, based on current regulations - Technical Note No. 119/2020-SGT/ ANEEL - which details the readjustments of the RAPs (Annual Allowed Revenue) of the Transmition Compnaies and the effects of the revision. Considering only the Tariff Review, it represents something around 18%, not considerin the Adjustment Portion, which for this cycle (20-21) was positive.
				The main variations in the effects above arise from the following monthly changes - (a) 2Q21 (Apr/21 = R$162.5 million; May/21 = R$162.9 million; Jun/21 = R$166.8 million) ; and (b) 2Q20 (Apr/20 = R$118.2 million; May/20 = R$116.4 million; Jun/20 = R$108.5 million).
O&M Income - Transmission	40,271	19,662	104.8	The variation is mainly due to: (i) increase due to the change of tariff cycles, based on current regulation - Technical Note 119/2020-SGT/ANEEL - which details the readjustments of the RAPs (Annual Allowed Revenue) of the Transmition Companies.
				The main variations in the effects above arise from the following monthly changes - (a) 2Q21 (Apr/21 = R$13.5 million; May/21 = R$13.3 million; Jun/21 = R$13 million); and (b) 2Q20 (Apr/20 = R$10.4 million; May/20 = R$9.6 million; Jun/20 = R$2.6 million).
Transmission Construction Income	42,119	35,419	18.9	The variation is mainly due to: (i) the volume of investments in transmission projects, which increased significantly in the quarter.
Income from Return of Investment in Transmission	924,436	306,761	201.4	The variation is mainly due to the following reasons: (i) increase in inflation rates in the period (IPCA), of --0.62% per quarter to 2.08% per quarter; and (ii) increase in the balance of contractual assets due to adjustments arising from tariff reviews consolidated in ANEEL Resolution 2725/2020, recorded in September/2020, with emphasis on the review with increase in RBSE (Basic Network of the Existing System) revenues associated with Ordinance 120/2016 of the Ministry of Mines and Energy, where the increase in the remuneration of the cost of capital on the financial component of RBSE was reconsidered.
Other Income	11,709	5,416	116.2	The variation is mainly due to: (i) increase in revenue from the provision of operation, communication and tele-assistance services, provided by FURNAS in the amount of R$ 5.8 million: Main customers - (a) Empresa de Energia São Manoel and (b) Interligação Elétrica do Madeira (in May/21).
Deductions to the Operating Revenue	-469,976	-399,389	17.7	The variation is mainly due to: (i) increase in - (a) PIS/COFINS in the amount of R$46.2 million, (b) CDE in R$11.8 million and (c) Proinfa in BRL 4.5 million.
ROL	2,388,343	1,588,294	50.4

Operating Costs and Expenses

Operating Costs and Expenses increased 61.9% in 2Q21 compared to 2Q20, going from R$ 807 million to R$ 1,307 million, according to the reasons listed below:

PMSO - R$ Thousand	2Q21	2Q20	Variation (%)	Analysis
Personnel	-263,034	-245,975	6.9	The variation is mainly due to: (i) Salaries and Vacation Bonus (R$ 7.3 million) due to the readjustment defined in the ACT (Collective Labor Agreement) (2.4%), together with the salary progression and 1% of Annual Salary Adjustment , with the impact of 102 employees' admission in 2019; (ii) Social Security - employees (R$ 4.8 million) influenced by the readjustment defined in the ACT (2.4%), which occured in Feb/21 and merits the SGD (1% of the payroll); and (iii) Labor Claims (R$4.5 million), mainly impacted by the settlement of a lawsuit (R$4 million) related to hazardous/unhealthy conditions, which occurred in 2Q21; (iv) Variation in the Cost of Personnel Brasilventos and TGO (R$ 297 thousand); (v) adjustment resulting from CVM Deliberation 600 (CPC 33), which generated a reduction of R$ -8.2 million until June 20, referring to the recognition of the sponsor's contribution to the BD Plan (transferred to the ORA) and reversed of the Income Statement, reducing the Personnel account in 2Q20, while in 2021 this reversal no longer occurred, and there seems to be an increase in this amount in the Personnel account, when comparing the periods. In the 2nd quarter of 2021, 16 employees were dismissed (6 due to death and 10 due to termination of employment contract), at a monthly cost of approximately R$455 thousand.
Supplies	-5,464	-6,449	-15.3	The variation is mainly due to: (i) reduction in the Supplies account, in the amount of R$726 thousand, and in the 'Safety and Health at Work' Supplies account, in the amount of R$483,000. Impact of the Pandemic increased in 2Q20.
Services	-114,901	-118,944	-3.4	The variation is mainly due to: (i) reduction in the following items - (a) R$4.7 million in Medical, Hospital and Dental Care; (b) Hired labor in R$4.2 million; and (ii) on the other hand, there were increases in - (c) Third-party services - contractors by R$3.4 million; and (d) Maintenance - Operating Assets at R$1.6 million.
Other	-151,728	-79,324	91.3
Donations and Contributions	-14,901	-7,688	93.8	The variation is mainly due to: (i) in 2Q20, only 2 installments of the statutory contribution were paid to CEPEL, that means, one less installment, with the effect of a lower payment of R$ 2.7 million in quarter. In 2Q21, 4 installments of the contribution were paid, with an impact of R$3.1 million due to the additional installment; (ii) there was an adjustment in the value of each installment in the approximate amount of R$320 thousand.
Other Operating Expenses	-136,827	-71,636	91.0	The variation is mainly due to: (i) increase of R$ 32.1 million in indemnities (non-recurring) for losses and damages due to the payment of civil action to Nova Engevix in 2Q21 (TPP Sta Cruz - service of gas combined cycle renovation) of R$45.1 million, which was partially offset by payments made to INEPAR in 2Q20 of R$16 million; (ii) increase of R$ 29.2 million in Operating Losses, of which R$ 28.9 million derives from the entry in Non-operating Losses in the investee SPE Serra do Facão, due to the adjustment made by Eletrobras to adapt the accounting practice, related to the reservation made by the external auditor of the special SPE. When the adjustment was made by Eletrobras, in 2Q21, the SPE's equity became negative and the adjustment was treated as non-operating losses by this SPE, a negative equity. In May/21, Furnas became a stakeholder in SPE Serra do Facão, held by Camargo Correa; and (iii) increase of R$3.8 million in Hydrological Risk Insurance - GSF.
TOTAL PMSO	-535,127	-450,692	18.7

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DFR - Investor Relations Superintendence Marketletter - Annex II - 2Q21 Financial Analysis of the Subsidiaries

Operating Costs R$ Thousand	2Q21	2Q20	Variation (%)	Analysis
Energy Purchased for Resale	-256,469	-197,352	30.0	The variation is mainly due to the following reasons:
(i) The variation of R$64 million in 'Energy Purchased for Resale' is due to - (a) price adjustments of current contracts, which together represent R$52 million in the period, mainly due to the IGPM that showed an expressive variation in the period; (b) One-off purchases made in 2021 (in order to reduce the negative exposure in the MCP (Short-term Market), taking advantage of the discount existing in short-term bilateral operations, as well as the tax benefit against settlement at the CCEE (Electric Energy Trading Chamber) of approximately R$12 million;
(ii) The variation in 'Energy Purchased for Short-Term Resale' is explained by the same reasons as Generation Revenue - Short-Term Energy, for which there was no negative position in the MCP in the period in 2021;
				In addition, (iii) there was a reduction of R$4.3 million related to the energy purchased by Brasilventos in 2Q20, which did not occur in 2Q21.
Charges upon use of electricity network	-189,337	-166,460	13.7	The variation is mainly due to the following reason: (i) the Tariffs for the Use of the Transmission System in force in the second quarter of 2020 refer to ANEEL Resolution No. 2562 of 06/25/2019, as the tariffs in force in the second quarter of 2021 refer to ANEEL Resolution No. 2726 of 07/14/2020.
				Between these two resolutions, some tariffs underwent significant adjustments, such as: HPP Furnas with a 22.13% increase, HPP Estreito with a 22.2% increase, HPP Marimbondo with 23.4% and HPP Corumbá with a 20.6% increase.
Construction Expense	-58,070	-46,053	26.1	The variation is mainly due to the following reason: (i) the value is based on the variations occurred in the investments of the generation and transmission contracts in the period, as follows:
(a) Generation construction expenses in 2Q20 totaled R$10.8 million and in 2Q21 the amount was R$16.1 million;
(b) In the transmission, the values referring to contract 062/01 in 2020 were R$31.4 million and in 2021 R$41.8 million.
				(c) In the other contracts, the values for 2020 and 2021 totaled R$4 million and R$343,000, respectively.
Fuel	-233,030	-88,288	163.9	The variation is mainly due to: (i) updates to contractual parameters; and (ii) the fact, specifically, that the generation of the Santa Cruz Plant was higher in 2Q21 (485,342 MWh in 2021 against 228,241 MWh in 2020) due to higher dispatch ordered by ONS (National Electricity System Operator) in the period in mentioned.
Depreciation and Amortization	-70,579	-68,894	2.4	No relevant variation.
TOTAL OPERATING COSTS	-807,485	-567,047	42.4

Operating Provisions R$ Thousand	2Q21	2Q20	Variation (%)	Analysis
35,744	210,598	83.0	The composition of provisions in the quarter is mainly due to:
(i) Contingencies: Constitution of R$3.9 million;
(ii) PCLD (Allowance for Doubtul Accounts): Constitution of R$43.5 million, with an emphasis on R$39.7 million due to the increase in the IGPM1 (index of the CELG renegotiation contract);
(iii) GAG Improvement: Reversal of R$1.3 million due to the provision for GAG in the amount of R$26.4 million and reversal of R$27.7 million based on investments made; and
				(iv) Losses on Investments: Reversal of R$39.6 million, with emphasis on the Interligação Elétrica do Madeira (R$26.5 million), São Manoel (R$9.3 million), Belo Monte (R$3, 8 million) due to adjustments in the impairment test (in Dec/20) of the SPEs mentioned after closing.

Financial Income R$ Thousand	2Q21	2Q20	Variation (%)	Analysis
Financial Income	88,358	95,480	-7.5
Income from financial investments	12,308	12,677	-2.9	No relevant variation.
Income - financing and loans	10,242	6,364	60.9	The variation is mainly due to: (i) the increase in the index of amounts receivable from CELG (IGPM1), which increased by 8.77% in 2Q21 and 2.34% in 2020.
Additional interest on energy	243	767	-68.3	The variation is mainly due to: (i) a decrease in revenue from Electric Energy Trading Chamber (CCEE), settlement of the Short-Term Market of approximately R$527 thousand.
Monetary adjustment gain	64,228	68,173	-5.8	The variation is mainly due to: (i) a decrease in monetary restatement on judicial deposits of approximately R$47 million in the 2nd quarter of 2020 compared to 2021 due to the reclassification of some processes, resulting in a change in the restatement rates , from TR to SELIC, thus generating a lower update in 2Q21; and (ii) an increase of approximately R$43 million, mainly due to the 8.77% increase in the IGPM1 in the 2nd quarter of 2021, against 2.34% in the same period in 2020. The variation observed between the quarters (R $3.9 million) results essentially from these two factors.
Exchange variation gain	-4,708	2,433	-293.5	The variation is mainly due to: (i) a negative variation in the foreign currency exchange rate in 2Q21, while in the same period of 2020 there was a positive variation, which mainly impacted the energy customer account in dollars. (in 2021: from 5.6973 to 5.0022 and in 2020: from 5.1987 to 5.4760). Client: GAMEK - Utilization Office of Middle Kwanza.
Other Financial Income	6,045	5,066	19.3	The variation is mainly due to: (i) increase in fines - supply of materials with 'SIEMENS Infrastructure and Industry' (R$ 1,164 thousand).
Financial Expenses	-107,585	-124,503	-13.6
Debt Charges - Financing and Loans	-94,750	-93,089	1.8	The variation is mainly due to: (i) a reduction in indebtedness of approximately R$11 million due to the decrease in loan indices and settlement of some contracts; offset by (ii) increase in the provision for loan charges of SPE Brasil Ventos of approximately R$13 million, balancing the variation.
Leasing charges	-2,649	-2,981	-11.1	The variation is mainly due to: (i) a lower adjustment to present value on leasing in 2Q21 compared to the same period in 2020.
Charges on shareholders' compensation	-15,552	-12,286	26.6	The variation is mainly due to the following reason: (i) The beginning of the update in 2021 occured in April 2021 (retroactive to January), while the update in 2020 occurred in the previous quarter (March).
Monetary adjustment loss	-36,088	19,280	287.2	The variation is mainly due to: (i) Positive variation in loan payable indices, mainly Eletrobras and Debentures, in 2Q21, compared to the same period in 2020, which decreased.
(a) Eletrobras (IPCA-EBRAS - 2Q21: 216.852 to 221.304 or 2.05% and 2Q20: 204.528 to 202.347 or -1.07%);
				(b) Debentures (DIPCA - 2Q21: 1,060.11087 to 1,079.22185 or 1.80% and 2Q20: 1,002.66034 to 997.22070 or -0.54%).
Exchange variation loss	57,055	-25,733	-321.7	The variation is mainly due to: (i) decrease in the foreign currency exchange rate in the period analyzed in 2021 compared to the same period in 2020, when it had a positive variation, which mainly impacted on loans payable in dollars ( in 2Q21: from 5.6973 to 5.0022 and in 2020: from 5.1987 to 5.4760). Currently, 8% of the debt is indexed to the exchange rate. (Contracted at USD 2.0626 for contract ECR 258/97 - BID 1051).
Other Financial Expenses	-15,601	-9,694	60.9	The variation is mainly due to: (i) increase with (a) fine on Income Tax Collection (R$2,669 thousand); and (b) fine on tax assessment notices (R$1,591 thousand).
Financial Result	-19,227	-29,023	-33.8

Equity R$ Thousand	2Q21	2Q20	Variation (%)	Analysis
Equity	-136,074	11,641	-1,268.9	The Companies that had the greatest impact on the quarterly variation were:
(i) Positive impacts on the 2Q20 x 2Q21 quarterly result:
(a) Interligação Elétrica do Madeira (R$ 73 million) due to contractual revenue, which increased by 265%, mainly due to the effect of the application of the IPCA correction, which was 2.07% in 2Q21, and - 0.62% in 2Q20;
(b) Belo Monte Transmissora (R$19.5 million) due to the update of IFRS 15 rates - active model of contract and higher amounts due to the update of the RAP (Annual Allowed Revenue) of June/2020. In the 2nd quarter of 2020, Belo Monte had expenses with Siemens equipment, which did not occur in 2021; and
(c) Paranaíba Transmissora (R$17.4 million) due to the recognition of revenue from contract assets, which were recalculated after the issuance of the Official Letter CVM, adopted at the end of 2020.

(ii) Negative impacts on the 2Q20 x 2Q21 quarterly result:
(d) Madeira Energia S.A. (R$195.8 million) due to the increase in the energy purchase from TUST (Transmission System Use Tariff), inspection fees and financial expenses;
(e) Lago Azul Transmissão (R$26.3 million) arising from the reduction in contractual financial revenue, as there was an annual tariff adjustment provided for by the calculation of contract assets, which implied adjustments in income. At the same time, there was an increase in operating costs, mainly costs with services and depreciation costs; and
				(f) Serra do Facão Energia S.A. (R$ 24.5 million) due to the monetary restatement to present value of the UBP, according to variations of the IPCA and IGP-M projections; lower BNDES interest as well as interest and financial expenses related to the prepayment of the financing with BNDES in Apr/2021.

Income Tax and CSLL R$ Thousand	2Q21	2Q20	Variation (%)	Analysis
Current IR and CSLL	-431,360	-415,840	3.7	The variation is mainly due to the following reason: (i) When calculating Taxable Income, the taxable base is mainly impacted by the Allowed Annual Revenue (RAP). For tax purposes, as provided for in art. 36 of Law No. 12.973 of 2014, it composes the Taxable Income, thus impacting the effective rate and consequently the disbursement of IRPJ/CSLL.
Deferred IR and CSLL	58,929	-629,345	-109.4	The variation is mainly due to: (i) Financial Revenue from Contract Assets, mainly RBSE. It is worth mentioning that, between January and November 2020, Accounting had not reflect (at that moment) the RBNI assets and Other Contracts in the calculation of Deferred Liabilities.
Non-controlling Shareholders	-7	-23	69.6	No relevant variation.

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DFR - Investor Relations Superintendence Marketletter - Annex II - 2Q21 Financial Analysis of the Subsidiaries

CHESF

The Company, as a result of the guidelines of Official Letter CVM/SNC/SEP 04/2020, issued on December 1, 2020, remeasured its transmission assets - RBSE, from 4Q20 on, until then classified as Financial Assets to Contract Assets, as provided by CPC 47/IFRS 15 - Costumer Contract Revenue. In this way, there was an impact on the presentation of transmission revenues and on the adjustment to fair value of RBSE in the financial result.

Result Analysis

The Company had, in 2Q21, a result 93.9 % higher than that ascertained in 2Q20, going from a profit of R$ 328 million in 2Q20 to a profit of R$ 637 million in 2Q21 mainly due to the reasons described below.

Operating Revenue

The Net Operating Revenue, in 2Q21, increased by 44.2% compared to 2Q20, going from R$ 1,230 million in 2Q20 to R$ 1,774 million in 2Q21. The variations of each income account are detailed below:

Gross Revenue - R$ Thousand	2Q21	2Q20	Variation (%)	Analysis
Generation	971,910	848,124	14.6
Energy supply to distribution companies	66,100	58,961	12.1	Variation mainly due to: (i) an increase of 19 MWavg sold in 2Q21 compared to the same period of the previous year, due to: (a) increase in the volume sold in annual contracts; (b) start of commercial operation of Wind Farm Casa Nova A, resulting in an increase in revenue of approximately R$14 million; (c) Recording revenue from the supply of SPEs in the Pindaí Complex in the consolidated result for 2Q20 in R$ 15 million.
Supply	162,432	140,880	15.3	Variation mainly due to: (i) increase of 62 MavgW in the consumption of industrial customers achieved by Law 13,182/2015 in 2Q21, compared to the same period of the previous year, influenced by the gradual resumption of activities of an industrial consumer in the state of Alagoas.
Short Term Market (CCEE)	94,840	51,531	84.0	Variation mainly due to: (i) increase in average PLD (Differences Settlement Price) from R$75.47/MWh (2Q20) to R$229.44/MWh (2Q21) and GSF from 92.04% (2Q20) to 99.76% (2Q21), despite the increase in energy sold by about 82 MWavg (see Energy supply to DisCos and Supply), reducing energy surplus in relation to the same period in 2020.
O&M Income - Renewed Power Plants pursuant Law 12,783/2013	648,538	596,752	8.7	The variation is mainly due to: (i) annual readjustment of the RAG of approximately 10%, pursuant to Resolution No. 2746/2020 (cycle 2020-2021); (ii) reduction in CFURH (-11%) due to lower generation verified in 2Q21 compared to the same period in 2020, resulting in a revenue reduction of approximately R$4 million.
Transmission	1,166,997	658,477	77.2
O&M Income - Renewed lines - Transmission	352,997	164,049	115.2	The variation is mainly due to: (i) the effect of the tariff revision of CC 061/2001, relating to the period from Jan/13 to Jan/18, with retroactive effect to 2018, considered in REH Aneel 2725/20; (ii) annual readjustment of 1.88%; and (iii) reinforcements without previously established RAP (Annual Allowed Revenue) and improvements included by Aneel for the 2020/2021 cycle totaling R$8.6 million.
O&M Income - Transmission	133,363	138,447	-3.7	Variation mainly due to: (i) higher anticipation apportionment, with a negative effect of R$7.5 million; (ii) lower variable portion, with a positive effect of R$0.2 million; (iii) lower adjustment portion, with a positive effect of R$0.6 million; and (iv) tariff review of contracts: 007/2005 and 006/2009 with positive IRTs for the 2020/2021 cycle, in addition to the tariff readjustment on 07/01/20.
Transmission Construction Income	93,341	50,676	84.2	The variation is mainly due to: (i) the volume of investments in transmission projects, which increased significantly in the quarter.
Income from Return of Investment in Transmission	587,296	305,305	92.4	The variation is mainly due to the following reasons: (i) increase in inflation rates in the period (IPCA), of --0.62% per quarter to 2.08% per quarter; and (ii) increase in the balance of contractual assets due to adjustments arising from tariff reviews consolidated in ANEEL Resolution 2725/2020, recorded in September/2020, with emphasis on the review with increase in RBSE (Basic Network of the Existing System) revenues associated with Ordinance 120/2016 of the Ministry of Mines and Energy, where the increase in the remuneration of the cost of capital on the financial component of RBSE was reconsidered.
Other Incomes	5,961	5,365	11.1	Variation mainly due to: (i) revenue from engineering services of R$0.3 million; (ii) operation and maintenance services of R$0.3 million; (iii) income from leasing and rentals of R$0.4 million; and (iv) other revenues of R$0.2 million.
Deductions to the Operating Revenue	-370,389	-281,245	31.7	Variation mainly due to: (i) increase in PIS/CONFINS between the compared dates of R$51 million; (ii) increase in RGR (Reversal Global Reserve) between the compared dates of R$9 million; (iii) increase in the PROINFA contribution by R$8 million; (iv) increase in CDE of R$11 million; (v) R$7 million increase in R&D/Aneel Rate between the compared dates; (vi) increase in ICMS between the compared dates of R$8 million.
				On the other hand, (vii) there was a lower registration of the CFHUR between the compared dates by R$ 5 million.
ROL	1,774,479	1,230,721	44.2

Operating Costs and Expenses

Expenses and operating costs, in 2Q21, increased by 26.5% compared to 2Q20, from R$ 873 million in 2Q20 to R$ 1,105 million in 2Q21, with the variations listed below:

PMSO - R$ Thousand	2Q21	2Q20	Variation (%)	Analysis
Personnel	-274,721	-239,075	14.9	Variation mainly due to: (i) an increase in the interest cost, indexed by the IGPM, due to the restatement of the actuarial liability of the CD and BD benefit plans by R$32 million; (ii) an increase in vacation expenses of R$4.9 million. At the beginning of 2Q20, new vacation requests were suspended due to the pandemic, and resumed as of 3Q20; (iii) increase in FGTS/INSS contributions of R$ 6 million; (iv) 2.4% salary readjustment under the Collective Labor Agreement, corresponding to R$1.7 million.; partially offset by (v) Estimated amount of Personnel not allocated to Investment in the period: 2Q20 (R$25 million) and 2Q21 (R$8 million).
Supplies	-9,889	-3,774	162.0	Variation mainly due to: (i) R$5.3 million increase in expenses with various materials, such as compressors, pistons, curtains; and (ii) an increase in expenses with fuels/lubricants of R$0.7 million.
				There was no OBZ (Zero-Based Budget) target for the period.
Services	-61,944	-55,366	11.9	Variation mainly due to: (i) increase in expenses with cleaning and conservation of properties and facilities of R$3.0 million, referring to building maintenance, especially maintenance of air conditioning and building installations; (ii) increase in advertising and publicity expenses of R$0.9 million; (iii) increase in expenses with operation, maintenance and installation services of R$6.9 million, mainly related to predictive and preventive maintenance of generation/transmission installations; (iv) increase in expenses with surveillance services of R$1.6 million; on the other hand, (v) there was a decrease in expenses with hired labor by R$5.8 million.
Other	-825,774	-29,539	2,695.5
Donations and Contributions	-1,744.0	5,074.0	134.4	Variation mainly due to: (i) reversal of CEPEL contribution, in 2020, for the reclassification of the balance to current assets.
Other Operating Expenses	-824,030	-34,613	2,280.7	Variation mainly due to: (i) registration of Provisional Credit Reduction - RPC of R$790 million, in 2Q21, due to the analysis of long-term overdue credits with clients Libra do Brasil SA, Equatorial Alagoas and Energisa Sergipe. The subsidiary Chesf recorded a write-off in the amount of R$790,126 as a result of the analysis of the situation of overdue credits carried out by a law firm. This record will have no impact on the result since the effects of reversal of provision and constitution of expenses are in the same amount. Non-Recurring Event.
TOTAL PMSO	-1,172,328	-327,754	257.7

Operating Costs - R$ Thousand	2Q21	2Q20	Variation (%)
Energy Purchased for Resale	-61,263	-77,343	-20.8	Variation mainly due to: (i) termination of the purchase agreement in December/2020 (reduction of 80 MWavg), representing a reduction of R$26 million; (ii) change in the purchasing strategy in 2Q21 (reduction of 7 MWavg), with a reduction of R$504 thousand; and (iii) readjustment of existing contracts with a decrease of R$363,000; On the other hand, (iv) there was an accounting adjustment to readjust the records of contracts with SPEs by R$9 million. Considering all amounts mentioned above, there was a reduction of 87 MWavg in energy purchased in 2Q21.
Charges for the Use of the Electricity Grid	-216,562	-186,718	16.0	Variation mainly due to: (i) readjustment of approximately 14% of the TUST (Transmission System Use Tariff), determined by ANEEL Resolution No. 2,748/2020 (cycle 2020-2021); and (ii) incorporation of the Pindaí Complex as of April/2021, which caused an additional increase in TUST payable, with no basis for comparison in 2020.
Construction Expense	-152,455	-80,875	88.5	Variation mainly due to: (i) increase in O&M revenue influenced by the tariff review of concession contracts 061/2001, 006/2009, 007/2005, 017/2009 and 018/2009.
Depreciation and Amortization	-22,443	-35,532	-36.8	This variation is mainly due to the following reason: (i) amortizations in the periods compared occur as a result of the increase in O&M revenue, which was influenced by the tariff review of concession contracts 061/2001, 006/2009, 007/2005, 017/2009 and 018/2009.
TOTAL OPERATING COSTS	-452,723	-380,468	19.0

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DFR - Investor Relations Superintendence Marketletter - Annex II - 2Q21 Financial Analysis of the Subsidiaries

Operating Provisions	2Q21	2Q20	Variation (%)	Analysis
Operating Provisions	520,040	-165,214	-414.8	The composition of provisions in the quarter is mainly due to:
(i) PCLD (Allowance for Doubtul Accounts) reversal of R$853 million in 2Q21, mainly impacted by the R$908 million reversal, due to the analysis of long-term overdue credits with clients Ligas do Brasil S.A., Equatorial Alagoas and Energisa Sergipe. The subsidiary Chesf recorded a write-off in the amount of R$790,126 as a result of the analysis of the situation of overdue credits carried out by a law firm. This record will have no impact on the result since the effects of reversal of provision and constitution of expenses are in the same amount.
				(ii) provision for contingencies in the amount of R$331 million, due to (a) provisioning in 2Q21 for the K Factor, of R$107 million, due to the correction of the process, partly by the IGPM; and (b) the R$184 million increase in the provision for GSF lawsuits in 2Q21, mainly impacted by the increase in the PLD (Differences Settlement Price) and hydrological situation between the compared periods.

Financial Result - R$ Thousand	2Q21	2Q20	Variation (%)	Analysis
Financial Income	-14,253	85,878	-116.6
Income from financial investments	25,372	24,148	5.1	Variation mainly due to the following reason: (i) Financial investment income is the result of investments in extramarket funds, backed basically by government bonds, which have fixed income marked to market value.
Additional interest on energy	-17,887	46,586	-138.4	Variation mainly due to: (i) interest on the debt of Rio Doce Manganês in the amount of R$26 million; (ii) negative variation in interest with Ligas do Brasil, of R$54 million, due to the reversal recorded in 2Q21; (iii) negative variation in interest with Energisa Sergipe, of R$21 million, as a result of the reversal recorded in 2Q21; (iv) negative variation in interest with Equatorial Alagoas, of R$ 8 million, due to the reversal recorded in 2Q21. In the period 2021, due to the analysis of long-term overdue credits with customers, the following interest reversals were recorded (non-recurring event): (v) interest reversal on the debt with Ligas do Brasil in the amount of R $66 million; (vi) reversal of interest on Energisa Sergipe's debt in the amount of R$26 million; (vii) reversal of interest on the debt of Equatorial Alagoas in the amount of R$9 million. Non-Recurring Event.
Monetary adjustment gain	-23,815	11,417	-308.6	Variation mainly due to: (i) monetary adjustment of Rio Doce Manganês debt, in the amount of R$1.7 million; (ii) monetary adjustment of judicial deposits of R$34 million; (iii) monetary adjustment of debts from LIBRA, ENERGIPE and Equatorial Alagoas of R$11.5 million, as a result of the reversal recorded in 2Q21; In 2Q21, upon analysis of long-term overdue credits with some customers, the following reversals (non-recurring events) were recorded: (iv) reversal of monetary variation on debt with Ligas do Brasil in the amount of R$ 11 million ; (v) reversal of monetary variation on Energisa Sergipe's debt in the amount of R$4 million; and (vi) reversal of monetary variation on the debt of Equatorial Alagoas in the amount of R$ 1 million. Non-Recurring Event.
Other Financial Income	2,077	3,727	-44.3	Variation mainly due to: (i) correction of an unused portion of R&D.
Financial Expenses	-40,290	-27,604	46.0
Debt Charges - Financing and Loans	-20,448	-17,567	16.4	Variation mainly due to: (i) debt charges with BNB and BNDES recorded between the compared dates.
Leasing charges	-55	-55	0.0	No relevant variation.
Charges on shareholders' compensation	-8,457	-8,806	-4.0	No relevant variation.
Monetary adjustment loss	-3,218	1,443	323.0	Variation mainly due to: (i) monetary adjustment of debentures between the compared dates. In 2Q20, it was strongly impacted by the negative variation of the IPCA, which is the main index.
Other Financial Expenses	-8,112	-2,619	209.7	Variation mainly due to: (i) fine on taxes in the amount of R$3.7 million, due to late payment of IR/CSLL aiming to maintain the tax-reinvestment incentive/SUDENE; and (ii) late payment fine on INSS withheld on service provision in the amount of R$1.2 million.
Financial Result	-54,543	58,274	193.6

Equity - R$ Thousand	2Q21	2Q20	Variation (%)	Analysis
Equity	-3,211	-81,414	96.1	Variation mainly due to: (i) improvement in the result disclosed by SPE IE Madeira by R$ 80.0 million, due to the increase in the remuneration of the concession assets recorded in ROL (Net Operating Revenue) in 2Q21 and expense recording of the process of Toshiba in 2Q20; (ii) worse performance in the negative result of the SPE STN by R$ 11.4 million due to the registration of PIS/COFINS in 2021, as a result of the adjustment of the spontaneous complaint made to the RFB; (iii) improvement in the negative result of SPE Norte Energia by R$2.4 million; (iv) improvement in the result of SPE IE Garanhuns by R$12.6 million, due to the increase in revenue from the measurement of contract assets; (v) R$ 7.5 million worsening in the result of SPE ESBR, due to the recording of provisions in 2Q21.

Income Tax (IR) and Social Contribution on Net Income (CSLL) - R$ Thousand	2Q21	2Q20	Variation (%)	Analysis
Current IR and CSLL	29,399	-265,581	-111.1	Variation mainly due to: (i) decrease in taxable income. This was mainly due to the recognition of write-off for loss on receivables, in the order of R$900 million in June 2021.
Deferred IR and CSLL	-81,541	-9,283	778.4	Variation arising mainly for the following reason: (i) in Deferred Charges, although there was a decrease in the balance of deferred assets due to the write-off for loss of receivables, there was a realization of the deferred tax liability on RBSE and growth of tax contingencies, which mitigated the effect of the write-off of receivables for losses.
Tax Incentives	77,861	269,471	-71	Variation mainly due to: (i) decrease in taxable income. This was mainly due to the recognition of write-off for losses on receivables, in the order of R$900 million in June 2021.

12

DFR - Investor Relations Superintendence Marketletter - Annex II - 2Q21 Financial Analysis of the Subsidiaries

ELETRONORTE

The Company, as a result of the guidelines of Official Letter CVM/SNC/SEP 04/2020, issued on December 1, 2020, remeasured its transmission assets - RBSE, from 4Q20 on, until then classified as Financial Assets to Contract Assets, as provided by CPC 47/IFRS 15 - Costumer Contract Revenue. In this way, there was an impact on the presentation of transmission revenues and on the adjustment to fair value of RBSE in the financial result.

In the analytical review below, Amazonas GT only has an impact on the Equity item, since Amazonas GT has been an Eletronorte subsidiary since March 16, 2020.

Result Analysis

The Company had, in 2Q21, a result 12,593% higher that ascertained in 2Q20, going from losses of R$ 10 million in 2Q20 to a profit of R$ 1,334 million in 2Q21, mainly due to the reasons described below.

Operating Revenue

The Net Operating Revenue, in 2Q21, increased 176% compared to 2Q20, going from R$ 622 million in 2Q20 to R$ 1,715 million in 2Q21. The variations of each income account are detailed below:

Gross Revenue - R$ Thousand	2Q21	2Q20	Variation (%)	Analysis
Generation	1,241,102	478,703	159.3
Energy supply to distribution companies	504,243	248,131	103.2	The variation is mainly due to: (i) 128% increase in revenue from sales to energy traders (2Q20 R$221 million X 2Q21 R$503 million), due to the 83% increase in sales price (2Q20 R$ 80.97/MWh X 2Q21 R$ 148.17/MWh) and the increase in the amount of energy sold (2Q20 1,249 MWavg X 2Q21 1,554 MWavg); and (ii) in relation to the revenue foreseen in the ACR (Regulated Market), there was a decrease of 95% (2Q20 R$ 28 million X 2Q21 R$ 1.5 million) due to the end, in Dec/20, of the products of the 18th Auction, which reduced the amount of energy sold by 95% (2Q20 73 MWavg X 2Q21 4MWavg) and the sale price by 5% (2Q20 R$ 175.00 X 2Q21 R$ 167.31).
Supply	337,295	206,532	63.3	The variation is mainly due to: (i) increase in Albras' sales in the amount of R$128 million as a result of the readjustment of the base price, in May/21, from R$134.77/MWh to R$ $177.92/MWh. Albras' final sales price has a derivative component associated with the price of aluminum, which increased by 51% (2Q20 US$1,540 X 2Q21 US$2,333), Dollar, IGP-M, which increased by 32% (adjustment in May ), and sector charges; and (ii) Additionally, there was an increase of R$3 million for other consumers, due to the price adjustment and seasonality of contracts.
Short Term Market (CCEE)	391,149	15,691	2,392.8	The variation is mainly due to: (i) increase of 251% in the energy to be settled in the MCP (Short-term market) (2Q20 91 MWavg X 2Q21 319 MWavg) at 200% higher prices (2Q20 R$ 40/MWh X 2Q21 R$ 120.43/MWh), a consequence of several factors, including:
(a) 34% increase in the Physical Seasonal Guarantee in the period, 2,170MWavg in 2Q20 X 2,915MWavg in 2Q21; and
				(b) 6% improvement in the average GSF (2Q20 1.0776 X 2Q21 1.1385).
O&M Income - Renewed Power Plants pursuant Law 12,783/2013	8,415	8,349	0.8	The variation is mainly due to: (i) readjustment in July 2020 of 0.41%.
Transmission	705,194	292,446	141.1
O&M Income - Renewed lines - Transmission	149,652	116,445	28.5	The variation is mainly due to: (i) increase in the RAP (Annual Allowed Revenue) approved for the 2020/2021 cycle (REH No. 2.725/2020), which contributed to the increase in billed revenue (R$ 33.2 million), even with the increase in the Variable Portion (by R$ 10.4 million).
O&M Income - Transmission	118,440	49,127	141.1	The variation is mainly due to: (i) increase in the RAP (Annual Allowed Revenue) approved for the 2020/2021 cycle (REH No. 2.725/2020), which contributed to the increase in billed revenue (R$ 69.3 million), even with an increase in the Variable Portion (by R$ 15 million).
Transmission Construction Income	41,903	3,351	1,150.5	The variation is mainly due to: (i) the volume of investments in transmission projects, which increased significantly in the quarter, mainly concession contracts 058/2012 (R$28 million) and 021/2009 (R$9.3 million).
Income from Return of Investment in Transmission	395,199	123,523	219.9	The variation is mainly due to the following reasons: (i) increase in inflation rates in the period (IPCA), of --0.62% per quarter to 2.08% per quarter; and (ii) increase in the balance of contractual assets due to adjustments arising from tariff reviews consolidated in ANEEL Resolution 2725/2020, recorded in September/2020, with emphasis on the review with increase in RBSE (Basic Network of the Existing System) revenues associated with Ordinance 120/2016 of the Ministry of Mines and Energy, where the increase in the remuneration of the cost of capital on the financial component of RBSE was reconsidered.
Other Income	125,764	107,406	17.1	The variation is mainly due to: (i) increase in the following accounts - (a) CDE (Energy Development Account): R$11.6 million; and (b) Proinfa (Program for Incentives to Develop Alternative Energy Sources): R$8.7 million.
Deductions to the Operating Revenue	-356,395	-256,149	39.1	The variation is mainly due to: (i) an increase of - (a) PIS/Cofins of R$55.8 million; (b) CDE (Energy Development Account) at R$14 million; (c) Pasep in R$12 million; (d) Proinfa (Program for Incentives to Develop Alternative Energy Sources) at R$8.4 million; and (e) R&D at R$8.4 million.
ROL	1,715,665	622,406	175.7

Operating Costs and Expenses

The Operating Expenses and Costs, in 2Q21, decreased by 20% compared to 2Q20, going from R$ 475 million in 2Q20 to R$ 381 million in 2Q21. The variations of each income account are detailed below:

PMSO - R$ Thousand	2Q21	2Q20	Variation (%)	Analysis
Personnel	-276,189	-209,026	32.1	The variation is mainly due to: (i) increase in the following accounts:
(a) R$ 27.1 million in co-participation in the Health Plan, since in 2020 the realization was impacted by a reversal in the period. Furthermore, there are delays in the receipt of E-Vida invoices that impact the monthly accounting in 2021. In April/21, an adjustment of approximately R$ 10 million was made to previous months' invoices;
(b) R$15 million in social contributions, since in 2020 there were adjustments in the accounting entries for better segregation of Personnel expenses and expenses with other contributions were highlighted only in 3Q20. In this sense, there are distortions in the result of Personnel in 2Q20, which cancel out throughout the year;
(c) FGTS, in R$ 12 million, due to a reclassification made in April/2020 of R$ 11.9 million referring to an over-recognition adjustment of expenses in the first quarter of 2020, resulting in an increase in the amount of the account when comparing the two periods. In addition, there was payment of approximately R$1.8 million in the 2021 quarter referring to dismissals that occurred in the period (non-recurring);
(d) R$8.4 million in contribution to Previnorte, since there was no realization in the same period in 2020;
(e) R$7.6 million on the Christmas bonus, impacted by the dismissals that occurred in 2021. When there are dismissals, it is necessary to pay the proportional amount of the Christmas bonus and also its indemnity, if applicable;
(f) R$6.3 million in vacation allowances, also impacted by dismissals; and
(g) R$3.3 million in vacation bonus, which is also impacted by dismissals.

(ii) On the other hand, there was a reduction in the following accounts:
(a) R$9.3 million in meal/food assistance; and
(b) R$5.8 million in salaries, due to dismissals that occured in 2021.

				Note that there were 44 dismissals in the 2nd quarter of 2021 at a cost of approximately R$16.6 million (non-recurring).
Supplies	-7,530	-7,264	3.7	The variation is mainly due to: (i) increase in (a) fuel and lubricants, in the amount of R$497,000; (b) material for scanning documents, in the amount of R$109 thousand; (c) safety and health at work, in the amount of R$100 thousand.
				On the other hand, there was a reduction in operational maintenance materials - direct acquisition, of R$ 471 thousand.
Services	-55,934	-47,050	18.9	The variation is mainly due to: (i) increase in expenses for the following accounts:
(a) In the food ticket account, there was an accounting reclassification of R$ 8.5 million in the second quarter of 2020 referring to the expenses of the first quarter of 2020, which generated a negative entry in April 2020 with no counterpart in the same period of 2021, resulting in an increase in the account value when comparing quarters. The amount was reclassified to the food allowance account, in the Personnel group;
(b) R$5.3 million in driver services, due to the higher incidence of travel in 2021 (in 2020 they were suspended due to the pandemic) and the resumption of driver contracts, suspended in 2020; and
(c) R$1.5 million in IT technical service - software.

(ii) On the other hand, there was a reduction in:
(a) Rental of several vehicles, in the amount of R$2.1 million, due to 2021 invoices not yet received;
(b) Requisitioned employees, of R$1.8 million;
(c) IT services - infrastructure, of R$1.6 million;
(d) Sundry services, in the amount of R$1.4 million, due to an accounting reclassification carried out to record expenses such as telephone contracts, air conditioning maintenance, elevator maintenance, food service and operational services, among others.

				In terms of OBZ (Zero-based Budget), there was no reduction in the quarter due to actions that are still ongoing, such as the return of the property of plant I in Porto Velho and the reduction in costs with vehicle idleness rate. There is an estimated realization of approximately R$5.2 million for the next quarters, an amount that represents the annual target.
Other	-34,894	18,354	290.1
Donations and Contributions	-1,277	-1,632	-21.8	The variation is mainly due to: (i) decrease in (a) statutory contributions, of R$435 thousand, due to a reversal made in the quarter of 2021; (b) contributions to the ONS (National Electricity System Operator) , of R$167 thousand; and (c) contributions to civil societies of R$138 thousand.
				On the other hand, (ii) there was an increase in contributions to ASMAE (CCEE), of R$384,000.
Other Operating Expenses	-33,617	19,986	268.2	The variation is mainly due to: (i) increase in the following accounts:
(a) Judicial costs (except labor) of R$21.6 million due to the reclassification of the write-off of the judicial deposit used in the payment of the claim that occurred in the same period in 2020;
(b) R$ 13.5 million rental of generator groups (emergency assistance to the state of Amapá) - reimbursed around R$ 240 thousand through the sale of energy, Eletronorte is negotiating with Aneel for full reimbursement the expense;
(c) Write-off of unrecovered ICMS taxes, of R$4.9 million;
(d) Sundry expenses with Trocará/Assurini indigenous communities, of R$ 4.2 million;
(e) Recovery of expense, of R$3.2 million (reduction account, in which the recovery was higher in 2020 - R$17.8 million);
(f) Insurance for facilities, equipment and inventories of R$3.2 million;
(g) Environmental licenses, of R$1.7 million;
(h) R$1.3 million reduction in rental expenses; and (i) Rent of real estate, of R$1 million.

				(ii) On the other hand, there was a R$1.1 million reduction in vehicle rental expenses.
TOTAL PMSO	-374,547	-244,986	52.9

13

DFR - Investor Relations Superintendence Marketletter - Annex II - 2Q21 Financial Analysis of the Subsidiaries

Operating Costs - R$ Thousand	2Q21	2Q20	Variation (%)	Analysis
Energy Purchased for Resale	-1,088	-1,285	-15.3	The variation is mainly due to: (i) lower exposure of Eletronorte, without highlights.
Charges upon use of electricity network	-166,740	-160,855	3.7	The variation is mainly due to: (i) annual increase in charges for the use of the electricity transmission network (based on the IPCA).
Construction Expense	-41,710	-3,329	737.2	The variation is mainly due to: (i) volume of investment in transmission projects being built by the company in the comparative period. (see Construction Revenue).
Depreciation and Amortization	-106,036	-103,240	2.7	No relevant variation.
TOTAL OPERATING COSTS	-315,574	-268,709	16.7

Operating Provisions - R$ Thousand	2Q21	2Q20	Variation (%)	Analysis
309,157	38,164	-710.1	The composition of provisions in the quarter is mainly due to the following reasons:
(i) Recoverable value of assets (Impairment) NBTE in 120.5 million, due to the difference in the book value and the value of the Valuation realized for the sale;
(ii) increase in the accounting of provisions for Litigation in the amount of R$107.7 million, with emphasis on the updating of the value of the lawsuit with Cetenco in the amount of R$89 million; and
(iii) Provision for Others, GAG improvement, in R$2.8 million.

On the other hand, there was an increase in reversals in:
(iv) Consumers and debtors in the amount of R$520 million, highlighting the renegotiation of Roraima Energia in the amount of R$513 million;
(v) Litigation, in the amount of R$4.5 million; and
				(vi) Others in R$16.4 million (reversal due to payment in April/2021, the value of the claim was R$32 million, R$16.5 million of which was for financial income).

Financial Income - R$ Thousand	2Q21	2Q20	Variation (%)	Analysis
Financial Income	246,868	45,753	439.6
Income from financial investments	12,829	23,505	-45.4	The variation is mainly due to: (i) lower return on investments (2Q21: 0.68% vs 2Q20: 1.42%); despite the (ii) increase in the average balance of financial investments of R$400 million (2Q21: R$1.8 billion vs 2Q20: R$1.4 billion).
Additional interest on energy	10,531	12,579	-16.3	The variation is mainly due to: (i) reduction of R$ 1 million in interest income on late payments; and (ii) a reduction of R$1 million in revenue from fines imposed on late payments.
Monetary adjustment gain	48,562	9,192	428.3	The variation is mainly due to: (i) increase of R$16.6 million due to the monetary adjustment of the contract with ALUMAR; and (ii) increase of R$13.5 million due to the monetary adjustment of energy contracts.
Exchange variation gain	18,602	0	-	The variation is mainly due to: (i) positive variation in financing contracts with Eletrobras indexed to Dollar and Yen.
Gains on derivatives	152,632	0	-	The variation is mainly due to: (i) asset pricing as provided for in the energy sale contract to Albras.
				The contract signed with Albras provides a sale price of energy added by payment of a premium, which varies according to the price of aluminum on the London Metal Exchange (LME), quoted in dollars. For the period analyzed, a positive variation in the price of aluminum was registered against a drop in the dollar exchange rate, resulting in the observed difference.
Other Financial Income	3,712	477	678.2	The variation is mainly due to: (i) reimbursement of fines and financial expenses.
Financial Expenses	-57,469	-127,157	-54.8
Debt Charges - Financing and Loans	-47,633	-53,763	-11.4	The variation is mainly due to: (i) debt exchange operation carried out in Dec/20, which consisted of the settlement of contracts with BNDES (Brazilian Development Bank) in the amount of R$789 million from the raising of debentures of R$750 million . This operation resulted in a decrease in the annual cost of debt from 8.60% to 6.47% in the period.
Leasing charges	-57	-383	-85.1	The variation is mainly due to: (i) reduction in the balance after the accounting for Leasing item (IFRS 16).
Charges on shareholders' compensation	-9,858	-10,038	-1.8	The variation is mainly due to: (i) the reduction in the average balance of dividends payable in the 2nd quarter from R$1.20 billion in 2020 to R$1.18 billion in 2021.
Monetary adjustment loss	-24,288	-35,219	-31.0	The variation is mainly due to: (i) the R$7.6 million reduction in expenses with updating the dividend reserves for other years; and (ii) R$1.7 million reduction in expenses with the updating of obligations with the Parent Company.
Exchange variation loss	31,868	-25,269	-226.1	The variation is exclusively due to: (i) correction of financing contracts indexed to Dollar and Yen.
Losses on derivatives	0	11,077	100.0	The variation is mainly due to: (i) asset pricing as provided for in the energy sale contract to Albras.
				The contract signed with Albras provides a sale price of energy added by payment of a premium, which varies according to the price of aluminum on the London Metal Exchange (LME), quoted in dollars. For the period analyzed, a positive variation in the price of aluminum was registered against a drop in the dollar exchange rate, resulting in the observed difference.
Other Financial Expenses	-7,501	-13,562	-44.7	The variation is mainly due to: (i) reduction of R$2.4 million in the payment of interest and fines (REFAZ ICMS in Jun/2020 of R$2.4 million); (ii) reduction of R$1.1 million in financial expenses related to TPP Santana; and (iii) reduction of R$600 thousand in monetary variation of R&D.
Financial Result	189,399	-81,404	332.7

Equity - R$ Thousand	2Q21	2Q20	Variation (%)	Analysis
Equity	149,117	-67,118	322.2	The variation is mainly due to:
(i) AmGT: positive variation of R$216 million due to the readjustment of contract prices, increase in the order requested by the ONS (National Electricity System Operator) and the reduction in the PCLD (Allowance for Doubtful Accounts) forecast by R$121 million;
(ii) BMTE (Belo Monte): positive variation of R$7 million referring to the retroactive payment of RAP (Annual Allowed Revenue) for reinforcements and improvements in accordance with REN 643 of 2014;
(iii) NESA: positive variation of R$3 million due to the readjustment of energy sales contracts by contractual index; and
				(iv) NBTE: negative variation of R$ 5 million due to the payment of the Debentures charges.

Income Tax and CSLL - R$ Thousand	2Q21	2Q20	Variation (%)	Analysis
Current IR and CSLL	-234,672	-28,762	715.9	The variation is mainly due to the following reasons:
(i) Profit before taxes in 2Q21 grew R$1.028 billion (159%) compared to the same period in 2020;
(ii) Additions, mainly influenced by the increase in receipts from RBSE (Basic Network of the Existing System) by R$124 million, in 2Q21 exceeded 2Q20 by R$183 million (24%);
(iii) However, exclusions, mainly due to the reversal of allowance for doubtful accounts, in 2Q21 were R$ 275 million higher than in 2Q20;
				(iv) Thus, the Taxable Income, after compensation, in 2Q21 was R$728 million against R$87 million in 2Q20, a variation of 739%.
Deferred IR and CSLL	-281,745	-25,000	1,027.0	The variation is mainly due to the following reasons:
				(i) Increase in deferred charges in 2Q21 of R$159 million on write-offs and reversals of provisions, mainly due to reversals of civil provisions and PCLD (Allowance for Doubtul Accounts); and (ii) R$48 million increase in deferred charges on Albras derivatives, which in 2Q20 was R$4 million, while in 2Q21 it was R$52 million.
Revenue from Tax Incentives	177,596	44,728	297.1	The variation is mainly due to the following reasons: (i) Exploration profit, based on the tax incentive, in 2Q21 was R$357 million higher than in 2Q20, of which R$1.1 billion in 2Q21 versus R$824 million in 2T20; (ii) mainly driven by the increase in EBIT, which in 2Q21 was R$1.6 billion against 645 million in 2Q20, an increase of 159%.

14

DFR - Investor Relations Superintendence Marketletter - Annex II - 2Q21 Financial Analysis of the Subsidiaries

AMAZONAS GT

The Company, as a result of the guidelines of Official Letter CVM/SNC/SEP 04/2020, issued on December 1, 2020, remeasured its transmission assets - RBSE, until then classified as Financial Assets to Contract Assets, as provided by CPC 47/IFRS 15 - Costumer Contract Revenue. In this way, there was an impact on the presentation of transmission revenues and on the adjustment to fair value of RBSE in the financial result. Amazonas GT, due to problems during the migration to SAP single instance, had its accounts impacted by bookings made in different items that occurred throughout 2019. In 2Q21, these bookings are normalized, however, for comparative purposes, and a better explanation of the results of said Company, the adjustments in each account are detailed. In addition, it is important to clarify that this Financial Statement is for management purposes, as the Company has been a subsidiary of Eletronorte since March 16, 2020. In addition to the previous fact, the 2Q20 amounts were adjusted due to the time lag in the company's accounting closing.

Result Analysis

The Company had, in 2Q21, an income 362.1% higher than the recorded in 2Q20, changing from losses of R$ 58 million in 2Q20 to a profit of R$ 152 million in 2Q21, mainly due to the reasons described below.

Operating Revenue - Generation and Transmission Companies

The Net Operating Revenue increased, in 2Q21, by 22.2% comparing to 2Q20, from R$ 710 million in 2Q20 to R$ 868 million in 2Q21. The variations of each income account are detailed below:

Gross Revenue - R$ Thousand	2Q21	2Q20	Variation (%)	Analysis
Generation	1,100,038	992,053	10.9
Energy supply to distribution companies	1,100,038	975,427	12.8	The variation is mainly due to:
(i) increase of R$71 million in revenue from PIE (Independent Power Producers), due to an average increase of 15% as a result of the annual adjustment of Contract Prices linked to the IGPM of the Supply Portion. Of which 43 million refer to the supply portion and 28 million refer to fuel.
(ii) increase of R$32.5 million in revenue from own generation due to the reduction in the energy tariff of approximately 12% based on the IPCA.
(iii) increase of R$3 million in revenue from TPP Coari, due to the 1% increase (206.5MW) in energy production, which reflected in the increase in the final cost of this operation in 2Q21;
(iii) increase of R$ 2.6 million in the interior's TPPs, highlighting the TPP Caapiranga and Anori which CCVE contracts showed a greater variation than the others due to the increase in natural gas consumption caused by the expansion of generation with the installation of generator groups in these locations, in addition to the increase caused by the annual readjustment of prices through the IPCA index, which also applies to the other TPPs in the interior; and
				(iv) increase of R$ 17 million referring to the registration of the 3rd installment of the CCEAR in May and the 1st and 2nd installment in June, these installments would be released in July, however, due to the process of incorporation of Amazonas GT by Eletronorte, they were recorded in June.
Short Term Market (CCEE)	0	16,626	-100.0	The variation is mainly due to: (i) in 2Q20, due to the higher dispatch controlled by the ONS (National Electricity System Operator) , the TPP Mauá 03 plant had approximately R$ 15.5 million of revenue, while in 2Q21 there was a greater exposure in the short-term market there due to the unavailability of TPP Aparecida due to claims occurred in 2 GU (Generating Unit).
Transmission	408	14,134	-97.1
O&M Income - Transmission	0	3,140	-100.0	The variation is mainly due to the following reason: (i) due to the loss of the auction, in March 2021, after receiving the indemnity for the sale of Transmission assets, Amazonas GT ended its transmission activities.
Transmission Construction Income	0	-3,557	100.0	The variation is mainly due to the following reason: (i) due to the loss of the auction, in March 2021, after receiving the indemnity for the sale of Transmission assets, Amazonas GT ended its transmission activities.
Income from Return of Investment in Transmission	408	14,551	-97.2	The variation is mainly due to the following reason: (i) due to the loss of the auction, in March 2021, after receiving the indemnity for the sale of Transmission assets, Amazonas GT ended its transmission activities.
Deductions to the Operating Revenue	-231,994	-295,383	-21.5	The variation is mainly due to: (i) a reduction of R$63 million in the collection of federal taxes (PIS/COFINS), as a result of the non-taxation of energy traded within the Manaus free zone; (ii) reduction of R$5.1 million in sectorial costs; and (iii) an increase of R$4.8 million in the payment of state taxes (ICMS), due to the increase in production.
ROL	868,452	710,803	22.2

Operating Costs and Expenses

The Operating Expenses and Costs, in 2Q21, decreased by 14.6% compared to 2Q20, from positive R$ 653 million to negative R$ 558 million, presenting the variations listed below:

PMSO - R$ Thousand	2Q21	2Q20	Variation (%)	Analysis
Personnel	-30,073	-24,031	25.1	The variation is mainly due to: (i) increase in 2Q21 of R$3.5 million due to the change in the methodology for the accounting entries of legal provisions (vacations, Christmas bonus) not accounted in 2Q20, because in 2020 , the entry only occurred for vacation expenses and christmas bonus effectively paid in the month in which they occurred. As of July 2020, entries (provisions and expenses) started to be accounted monthly;
				(ii) Despite the dismissal of 7 employees, there was an increase in personnel costs due to the payment of R$ 3.2 million in the employee working-hour bank, which had to be reset due to the incorporation of Amazonas, which ended up influencing in the additional, social security and charges, added to the effects of the 2.5% readjustment due to the collective labor agreement, to the increase in the Annual Salary Adjustment and to the increase in the number of vacations.
Supplies	-5,985	-2,326	157.3	The variation is mainly due to: (i) increase of R$2.8 million due to materials used in large-scale maintenance at the Balbina, Aparecida and Mauá 3 plants; (ii) an increase of R$575,000 related to the purchase of food for the Preservation Center (Environment - Peixe Boi); and (iii) an increase of R$196 thousand related to the acquisition of lubricants.
Services	-26,044	-23,648	10.1	The variation is mainly due to: (i) R$1.3 million in expenses with employees requisitioned from Eletronorte, without any employee requisitioned in 2Q20; (ii) an increase of R$500 thousand related to the fiscal and tax consultancy contract; (iii) an increase of R$ 248 thousand related to the consultancy contract for the regulation of the energy commercialization contract; and (iv) an increase of R$ 230 thousand referring to the consulting contract for specialized technical support and technical evaluation in the operational management of the Thermoelectric Power Plants of Amazonas GT (Usinas Termoelétricas da Amazonas GT).
Consensual Dismissal Plan/PAE (Provision)	0	-1,947	-100.0	The variation is mainly due to: (i) registration of 10 dismissals that occured in the 2Q20, remaining of the PDC 2019, with no occurrence in 2Q21.
Other	-4,828	-6,687	-27.8
Donations and Contributions	-296	-196	51.1	The variation is mainly due to: (i) reversal, in 2Q20, of the amount of R$ 74 thousand referring to a portion of the CCEE (Brazilian Electric Energy Trading Chamber) membership contribution launched twice in March; and (ii) registration, in 2Q21, of R$ 26 thousand referring to the ONS (National Electricity System Operator) Mauá 03 associative contribution fee, without registration in 2Q20.
Other Operating Expenses	-4,532	-6,491	-30.2	The variation is mainly due to: (i) reduction, in 2Q21, of a non-recurring amount of R$7.0 million, referring to the recovery of expenses because of the registration of balance adjustment due to error in the system migration load in the years 2018 and 2019;
(ii) booking of R$1.4 million related to the expense with a turbine storage fee for the Aparecida plant, recorded in 2Q20 and without occurrence in 2Q21; offset in part by:
(iii) an increase of R$3.9 million related to the payment of court costs with a Public Civil Action for a Term of Adjustment of Conduct inherited from the extinct Manaus Energia, referring to blackouts that occurred in 1997;
				(iv) an increase of R$2.1 million related to the adjustment in the reimbursement to Energisa related to the sale of Transmissão's assets.
TOTAL PMSO	-66,930	-58,639	14.1

Operating Costs - R$ Thousand	2Q21	2Q20	Variation (%)	Analysis
Energy Purchased for Resale	-38,365	-28,407	35.1	The variation is mainly due to: (i) increase of R$ 6.3 million in the purchase of energy in the short-term market due to the greater exposure of TPP Aparecida, due to the claims occurred in two LM6000 turbines installed in the GU`s (generating units) 7 and 8. Two recovered turbines were installed and the GU`s returned to operation in 2Q21; and (ii) an increase of R$3.6 million in 2Q21 due to the contractual adjustment based on the IGPM, which in November 2020 had an accumulated increase of 23.14%.
Charges upon use of electricity network	-21,681	-22,260	-2.6	The variation is mainly due to: (i) reduction of R$2.7 million in the EUST (Charges for the Use of the Transmission System), due to the recording of R$3.1 million in credit recorded as a provision in 2Q20, referring to the EUST of HPP Balbina and Mauá 03, on the other hand, there was an increase of R$ 328 thousand due to the 2.5% readjustment in the EUST pursuant to Aneel's Resolution; and (ii) an increase of R$2.2 million due to the 2.5% readjustment in the EUSD (Charges for the Use of the Distribution System), pursuant to Aneel's Resolution No. 2,748.
Fuel	-637,559	-577,591	10.4	The variation is mainly due to: (i) increase of R$45 million due to the 12% contractual readjustment based on the IPCA, which occurred in November 2020; and (ii) increase of R$15 million in secondary gas expenses, due to the lower consumption of natural gas, approximately 18 million m³, provided in the contractual clause 'ship or pay' and margin considering consumption below that contracted.
(-) Expenses recovery - Grant received	312,063	259,445	20.3	The variation is mainly due to: (i) increase of R$61 million as a result of the readjustment in the price of natural gas and higher dispatch from the Mauá 03 plant; and (ii) on the other hand, there was a reduction of R$9 million due to the unavailability of generation at the plant caused by the stoppage of 2 GU (generating units) at the Aparecida Plant;
Depreciation and Amortization	-36,243	-40,242	-9.9	The variation is mainly due to: (i) reduction in the depreciation of the assets of HPP Balbina, Mauá 03 and TPP Aparecida.
TOTAL OPERATING COSTS	-421,784	-409,054	3.1

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DFR - Investor Relations Superintendence Marketletter - Annex II - 2Q21 Financial Analysis of the Subsidiaries

Operating Provisions - R$ Thousand	2Q21	2Q20	Variation (%)	Analysis
-69,652	-186,087	62.6	The composition of provisions in the quarter is mainly due to:
(i) net provision for PCLD (Allowance for Doubtul Accounts) of R$72 million due to (a) provisioning of R$92 million for PCLD referring to default by Amazonas Energia, due to the need to update the debt with Amazonas Energia, as well as the need to register one more judicialized debt of the same Amazonas Energia; and (b) reversal of R$19 million of PCLD referring to default by Amazonas Energia, basically due to the anticipation of principal payments of amounts already renegotiated; partially offset by,
(iii) reversal of R$2.2 million in civil contingencies;
				(iv) reversal of R$0.5 million and labor contingencies;

Financial Income - R$ Thousand	2Q21	2Q20	Variation (%)	Analysis
Financial Income	99,099	20,176	391.2
Income from financial investments	4,949	4,049	22.2	The variation is mainly due to: (i) higher volume of amounts invested, approximately R$2.3 billion; partially offset by (ii) the 41% drop in the IRF-M 1 index, which is the main index of investments.
Income - financing and loans	18,106	0	-	The variation is mainly due to: (i) interest on the renegotiation of CCD/ICD contracts signed with Amazonas Energia regarding default, not registered in 2Q20.
Additional interest on energy	20,444	0	-	The variation is mainly due to: (i) updating of unpaid energy bills issued to Amazonas Energia.
Other Financial Income	55,600	16,127	244.8	The variation is mainly due to: (i) increase of R$39 million related to the restatement of interest on charges with Amazonas Energia.
Financial Expenses	-163,595	-138,277	18.3
Debt Charges - Financing and Loans	-17,997	-37,512	-52.0	The variation is mainly due to: (i) decrease of R$ 14 million due to the reduction in the outstanding balance, considering the payments of monthly amortizations of the contracts with Eletrobras Holding; and (ii) reduction of R$ 5 million in the payment of fines and interest related to loan agreements with Eletrobras Holding.
Leasing charges	-107,601	-85,493	25.9	The variation is mainly due to: (i) a reflection of the contractual readjustment of the PIEs (Independent Power Producers) of approximately 23% (accumulated IGPM).
Monetary adjustment loss	-33,273	-8,105	310.5	The variation is mainly due to: (i) increase of R$12 million related to the restatement of the debt with ElPaso; (ii) increase of R$8 million in the restatement of deposits for civil and labor contingencies; and (iii) registration of R$ 5 million in 2021, due to the registration of the debt update with Eletronorte referring to the payment of installments of the PIEs (Independent Power Producers).
Exchange variation loss	-719	-6,242	-88.5	The variation is mainly due to: (i) reduction in the import of maintenance materials at Mauá 03, since, in June 2020, a large-scale preventive maintenance was carried out.
Other Financial Expenses	-4,005	-926	332.6	The variation is mainly due to: (i) an increase of R$1.8 million in the payment of late payment fines; and (ii) an increase of R$1.2 million in the payment of a fine on the payment of IR/CSSL.
Financial Result	-64,497	-118,101	45.4

Income Tax and CSLL - R$ Thousand	2Q21	2Q20	Variation (%)	Analysis
Current IR and CSLL	-93,323	-25,152	271.0	The variation is mainly due to the following reasons: (i) in 2021, the company received an exemption from the PIS/COFINS incidence for departures to the Manaus Free Trade Zone. Thus, operating revenue increased and, as a consequence, this generated an increase in the Taxable Base for the calculation of IR and CSLL. In 2020, therefore, before benefiting from the exemption, PIS and COFINS was taxed 100%, reducing operating income, which generated a reduction in the Taxable Base for the calculation of IR and CSLL;
(ii) increase in Operating Revenue of 25.50%, approximately R$250 million, comparing the respective quarters; and
				(iii) constitution of Tax Incentive reserves as of March/2021, as Amazonas GT has the incentive to reduce IRPJ SUDAM by 75%, which amounts total R$43 million.
Deferred IR and CSLL	0	28,134	100.0	The variation is mainly due to: (i) reversal of deferred charges until the federal tax balances prior to 2019 are rectified with the Internal Revenue Service. This is because the tax balances of IR and CSLL depended on rectifications with the RFB, and the deadline was Dec 2020 for the correct entries. This fact only occurred in April 2021.

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DFR - Investor Relations Superintendence Marketletter - Annex II - 2Q21 Financial Analysis of the Subsidiaries

CGT ELETROSUL

The Company, as a result of the guidelines of Official Letter CVM/SNC/SEP 04/2020, issued on December 1, 2020, remeasured its transmission assets - RBSE, from 4Q20 on, until then classified as Financial Assets to Contract Assets, as provided by CPC 47/IFRS 15 - Costumer Contract Revenue. In this way, there was an impact on the presentation of transmission revenues and on the adjustment to fair value of RBSE in the financial result. In this way, there was an impact on the presentation of transmission revenues and on the adjustment to fair value of RBSE in the financial result. Regarding 2Q20, specifically in the case of Eletrosul, the effects of the official letter are just for management purposes as it is a company that has become extinct since its incorporation into the former CGTEE.

Result Analysis

The Company had, considering its consolidated financial statements, in 2Q21, a result 21.9% higher than ascertained in 2Q20, going from a profit of R$ 125 million in 2Q20 to a profit of R$ 153 million in 2Q21, mainly due to the reasons described below.

Operating Revenue

The Net Operating Revenue, in 2Q21, increased 36.8% compared to 2Q20, going from R$ 584 million in 2Q20 to R$ 799 million in 2Q21. The variations of each income account are detailed below:

Gross Revenue - R$ Thousand	2Q21	2Q20	Variation (%)	Analysis
Generation	398,855	357,786	11.5
Energy supply to distribution companies	365,253	351,072	4.0	The variation is mainly due to the following reasons:
(i) ACR (Regulated Market) revenue increased by R$6.9 million and is due to: (a) price readjustment of 4.1%, which represented an increase of R$9.5 million; offset by (b) reduction in the quantity sold, from 436 MWavg in 2Q20 to 432 MWavg in 2Q21, reducing revenue by R$2.4 million.
(ii) In ACL (Free Market), the increase in revenue was R$6.4 million and is due to: (c) +12% variation in the average energy sale price, representing an increase of R$13.5 million in revenue ; and (d) an average 17 MW reduction in energy sold, generating a R$7.1 million drop in revenues.
				(iii) SPE Livramento accounted for an increase of R$0.9 million.
Short Term Market (CCEE)	33,602	6,714	400.5	The variation is mainly due to: (i) a 204% increase in the PLD (Differences Settlement Price) (from R$75 / MWh in 2Q20 to R$230 / MWh in 2Q21), corresponding to a positive variation of R$26 million; (iii) SPE Livramento was responsible for an increase of R$0.21 million in 2Q21; and (iii) other variations caused by other effects of market accounting.
Transmission	470,038	293,836	60.0
O&M Income - Renewed lines - Transmission	156,642	164,165	-4.6	The variation is mainly due to: (i) a reduction of approximately 53% of the O&M RAP related to MP 579/2012, converted into Law 12,783/2013, which will occur gradually in 1/5 per cycle during the period 2018/19 to 2022/23, as stipulated by ANEEL in the periodic tariff review process, highlight in the period for the decrease in the RAP (Annual Allowed Revenue) of the Basic Network of R$ 44 million; (ii) an increase in revenue of R$35 million as a result of various effects, highlighting the Anticipation Apportionment of R$22 million, the Calculation Adjustment Installments with R$9 million and the additional new works totaling R$4 million .
O&M Income - Transmission	59,544	41,410	43.8	The variation is mainly due to: (i) the repricing of O&M, in 2020, in the amount of R$ 10 million, of the 004/2004 concession, as a result of the periodic tariff review; and (ii) advance apportionment of R$ 6 million.
Transmission Construction Income	25,277	25,651	-1.5	The variation is mainly due to: (i) the volume of investments in transmission projects, which showed a slight reduction in the quarter, linked to Aneel's authorizing resolutions and improvements to the existing system, being built by the company in the comparative period .
Income from Return of Investment in Transmission	228,575	62,610	265.1	The variation is mainly due to the following reasons: (i) increase in inflation rates in the period (IPCA), of -0.62% per quarter to 2.08% per quarter; and (ii) increase in the balance of contractual assets due to adjustments arising from tariff reviews consolidated in ANEEL Resolution 2725/2020, recorded in September/2020, with emphasis on the review with increase in RBSE (Basic Network of the Existing System) revenues associated with Ordinance 120/2016 of the Ministry of Mines and Energy, where the increase in the remuneration of the cost of capital on the financial component of RBSE was reconsidered.
Other Income	16,277	17,710	-8.1	The variation is mainly due to: (i) in 2Q20, there was an increase in retroactive values from 2Q20, referring to Fiber Optic SWAP services. The amount of non-recurring revenue (in the quarter) added to the 2Q20 result was R$ 4.2 million; (ii) in 2Q21, the value of engineering services, multimedia communication and revenues from the sale of ash at Usina Candiota was R$ 2.7 million higher than in 2Q20.
Deductions to the Operating Revenue	-85,803	-84,938	1.0	The variation is mainly due to: (i) the 20.6% increase in transmission billing as a result of readjustments and the effects of the tariff review of the contract renewed in June/2020; being offset by: (ii) negative variation in generation revenues (-9.6%) as a result of reimbursements related mainly to the inflexibility of the Candiota III plant in 2020; (iii) Negative variation in Other Operating Income (-8.1%).
				It is worth noting that the calculation of taxes and charges is carried out by billing and not by corporate income.
ROL	799,367	584,394	36.8

Operating Costs and Expenses

Operating Costs and Expenses decreased by 24.6% in 2Q21 compared to 2Q20, going from R$ 753 million to R$ 568 million, accordinng to the reasons listed below:
	-568,051	-753,023	-24.56
PMSO - R$ Thousand	2Q21	2Q20	Variation (%)	Analysis
Personnel	-112,587	-109,616	2.7	The variation is mainly due to: (i) increases by ACT (Collective Labor Agreement) 2.4%, Annual Salary Adjustment 1%, merit and SAN (level advancement system) 2.5% which total impact reaches 5.9%, about R$ 6.3 million ; (ii) R$2.1 million increase in overtime, risk premium and On call service in 2Q21 as in 2Q20, 70% of employees were working from home and these additionals were not paid.
				The launches above were offset by: (iii) higher personnel allocation in investment in 2Q21 (R$3.8 million), reducing personnel costs in the period; and (iv) lower expenses in 2Q21 with health, education/daycare assistance and travel allowances by R$1.4 million, given that in 2Q20 there is still contamination of expenses prior to April/20, which means, before the measures imposed by the pandemic.
Supplies	-18,194	-22,389	-18.7	The variation is mainly due to the following reasons:
(i) in 2Q21, the production of electricity at TPP Candiota III was about 75% higher than in 2Q20 (320.97 MWavg x 183.3 MWavg), which increased the consumption of inputs used in the Candiota plant, especially for quicklime with an increase of R$5.5 million;
				On the other hand, (ii) tax credits on energy production inputs increased by R$3.8 million in 2Q21 due to non-recurring adjustments related to previous years; (iii) mistaken releases of mineral coal in 2021 in the material item whose adjustment was made in Jun/2021, retroactive to Jan/21 and, therefore, values from 2Q21 had a positive impact (reducing the expense) in the material item in R $3.7 million in 2Q21; (iv) R$2.3 million of mineral coal mistakenly allocated to Supplies in 2Q20;
Services	-33,932	-34,153	-0.6	The variation is mainly due to: (i) in 2Q21, there was a non-recurring accounting adjustment in the account, referring to 2Q21 values, reclassifying expenses from SWAP contracts to the Other Operating Expenses account, in the amount of R$ 2 ,1 million, reducing expenses in the period;
(ii) Still detailing the variations between the periods, in 2Q21, there was a reduction in other types of services compared to 2Q20, such as Consulting Services (R$1.7 million); Marketing (R$0.8 million) and Travel (R$0.6 million);
				(iii) The reductions mentioned in item "ii" were offset by higher expenses in 2Q21, compared to 2Q20, in services associated with building and industrial conservation (R$2.4 million), Logistics (R$0.6 million) , Operational Maintenance (R$1.4 million) and Environment (R$0.3 million). The increases mentioned in the previous item are justified by preventive and corrective maintenance at the São Domingos HPP, and the higher level of operation at the Candiota plant.
Other	-19,087	-23,792	-19.8
Donations and Contributions	-754	801	194.1	The variation is mainly due to the following reason: (i) in June/20 it was transferred to a liability account, thus using the credits of resources destined to R&D, the expense record for February and March of the CEPEL contribution, in the amount of R$1.3 million, generating the positive amount observed in that period.
Other Operating Expenses	-18,333	-24,593	-25.5	The variation is mainly due to: (i) the write-off of the assets of SHP Santo Cristo in 2Q20, in the amount of R$20 million. This entry did not affect the company's results, as the write-off occurred concurrently with the reversal of the Impairment and, therefore, it refers to a non-recurring entry;
(ii) Non-recurring net change in the purchase of 49% of the shares of SPE Fronteira Oeste in 2Q21, in the amount of R$7.2 million, which business combination was provisionally recorded, as permitted by CPC 15. The evaluation for the definitive accounting record will be carried out by the end of the year;
				(iii) Expenses with contributions to associations and entities accounted for an increase of R$1.5 million in 2Q21, mainly contributions to CEPEL; (iv) fees and taxes were R$0.6 million higher in 2Q21; (v) legal costs with an increase of R$1.0 million in 2Q21 when compared to 2Q20; (vi) expenses with optical fiber SWAP in 2Q21 were R$1.4 million higher than in 2Q20; and (vii) expenses with property and plant insurance were R$1.5 million higher in 2Q21 compared to 2Q20.
TOTAL PMSO	-183,800	-189,950	-3.2

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DFR - Investor Relations Superintendence Marketletter - Annex II - 2Q21 Financial Analysis of the Subsidiaries

Operating Costs R$ Thousand	2Q21	2Q20	Variation (%)	Analysis
Energy Purchased for Resale	-148,340	-140,330	5.7	The variation is mainly due to: (i) a 4% increase in the average acquisition price, increasing the cost by R$5.7 million; (ii) positive variation in energy purchased through the MCP (Short-term market), mitigated by tax and financial effects of the PIS/COFINS discount, which accounted for an increase of approximately R$1.9 million compared to 2Q20. The company has four purchase contracts, three of which for PPAs celebrated with companies in which CGT Eletrsoul holds or has previously held an equity interest. In the event of a deficit in any of the generating units, these contracts could be supplied without the need to purchase additional energy.
Charges upon use of electricity network	-13,756	-12,134	13.4	The variation is mainly due to: (i) readjustment of tariffs for the use of the transmission system determined by ANEEL Resolution No. 2726/2020 (cycle 2020/21) of 1.88%, comprising inflation (IPCA + Component location); and (ii) readjustment of tariffs for the use of the distribution system with specific dates for each distribution company.
Construction Expense	-25,180	-26,851	-6.2	The variation is mainly due to: (i) a drop in the volume of investment in transmission projects, linked to Aneel's authorizing resolutions and improvements to the existing system, being built by the company in the comparative period.
Fuel	-43,381	-26,395	64.4	The variation is mainly due to: (i) stoppage of the Candiota III unit, throughout April/2020, which led to 75% higher generation in 2Q21 compared to 2Q20; (ii) mistaken entries of mineral coal in 2021 in the Supply item which adjustment was made in June/2021 retroactive to January, thus, 2Q21 values increased the realization of this item in 2Q21 by R$3.7 million; (iii) Asset values (deducting the expense) of BRL 10.4 million were transferred, as an adjustment, from the grant item received, which are related to adjustments between the movements of coal entries and not to reimbursements actually received, and out of this amount, R$4.9 million are non-recurring, as they refer to 2Q21, but contributed to reduce the expense in 2Q21.
(-) Expenses recovery - Grant received	2,616	21,601	-87.9	The variation is mainly due to the following reasons: (i) in 2020, the reimbursement of all the fuel purchased was being registered regardless of the amount actually reimbursed and the difference was recorded in an asset account, understanding that has already changed, with the amounts duly adjusted, in September 2020 after the publication of Order No. 2616/2020 by ANEEL, bringing a new definition on the subject. (ii) In 2021, adjustment values that should have been recorded in the Fuel item were mistakenly in the Reimbursement item which regularization occurred in June/21 with the transfer of R$ 10.4 million in credits to the fuel account, of which R $4.9 million related to 2Q21, reducing the amount of this item in the period. If we do not consider what was mentioned in item (ii), the amount of this item in 2Q21 would have been R$7.7 million, an amount effectively reimbursed in the period.
Depreciation and Amortization	-59,728	-58,806	1.6	The variation is mainly due to: (i) addition of new assets that offset the amortization of existing assets.
TOTAL Custos Operacionais	-287,769	-242,915	18.5

Operating Provisions R$ Thousand	2Q21	2Q20	Variation (%)	Analysis
-96,482	-320,158	-69.9	The variation is mainly due to: (i) in 2Q20, there was a record of overpaid amounts in RAP (Annual Allowed Revenue) in cycles 2018/2019 and 2019/2020 due to the delay in the Periodic Tariff Review of the renewed contract in the amount of R$223.9 million, without occurrence in 2Q21;
(ii) provision for inflexibility in the amount of R$59.7 million in 2Q20, which effective reimbursement has been occurring in 2021, and for availability in the amount of R$5.6 million due to the shutdown of TPP Candiota in April/2020 ;
(iii) Regarding contingencies, in 2Q20, labor provisions were set up and adjusted in the amount of R$50.2 million, while in the same period of 2021, adjustments were of R$90.8 million. The respective adjustments refer to changes in the probability of loss, write-offs in judicial deposits and updates to the provisioned balance, of several lawsuits in progress;
(iv) Provision for losses on investments at fair value of assets held for sale (SPE Livramento) in the amount of R$20.2 million; and, after recording a business combination, reversal of a provision for loss of investments in SPE FOTE, in the amount of R$23.9 million.
				(v) Reversal of Impairment of the Santo Cristo SHP, in the amount of R$ 20.2 million, in 2Q20 due to the non-continuity of the project, causing the respective write-off of assets, impacting the item of other operating expenses.

Financial Income R$ Thousand	2Q21	2Q20	Variation (%)	Analysis
Financial Income	52,932	18,659	183.7
Income from financial investments	8,064	12,741	-36.7	The variation is mainly due to: (i) reduction in the average profitability of investments, falling from 1.154% in 2Q20 to 0.639% in 2Q2021, according to IRFM-1.
Exchange variation gain	34,621	0	-	The variation is mainly due to: (i) reduction in the exchange variation of the dollar, which in the period changed from R$ 5.70 to R$ 5.00, while the euro varied from R$ 6.49 to R$ $5.92. In the same period of 2020, the exchange variation was negative due to the appreciation of the foreign currency, as the dollar changed from R$ 5.20 to R$ 5.48 and the euro from R$ 5.72 to R$ 6. 15. It is noteworthy that of the total amount of debt that the company has, 20.65% corresponds to foreign currency (dollar and euro) in the amount of 587 million in June/2021.
Other Financial Income	10,247	5,918	73.1	The variation is mainly due to: (i) monetary variation on amounts not settled by the CCCE (Brazilian Electric Energy Trading Chamber), referring to amounts not settled or defaulted by other sector agents (CCEE Settlement) in the amount of R$7.2 million in the 2Q2021, while, in the same period of 2020, the monetary variation was R$3.0 million. This difference is mainly explained by the higher IGPM in 2021, which was 8.78% accumulated in the three months against 2.34% in the same period of 2020.
Financial Expenses	-25,902	-80,963	-68.0
Debt Charges - Financing and Loans	-37,952	-41,489	-8.5	The variation is mainly due to: (i) the reduction in 2Q21 of charges associated with the FIDC, due to the amortization of the contract. The outstanding balance on 06/30/2020 was R$452.5 million and 06/30/2021 reduced to R$189.4 million, leading to a reduction in the charges of this contract by R$2.9 million;
				(ii) On the other hand, in 2021 there was an increase in charges associated with debentures (contracted in 4Q20), which caused the debt balance to present an average balance of 7.5% between the periods; (iii) the increase in the balance was more than offset by the decrease in the average cost of debt.
Debt charges - suppliers	-2,384	-4,296	-44.5	The variation is mainly due to: (i) Energy installments not paid by CGT Eletrosul to Eletronorte in 2019, which payment has been being made in 36 installments since July/2020, and the reasons for the variation between the periods are: (a) reduction of the debt balance from R$153 million in Jun/20 to R$119 million in Jun/21; (b) retroactive registration in Jun/20 of the entire charge between Dec/19 and Jun/20 bringing to 2Q20 the amounts referring to 2Q20 and, therefore, non-recurring in the amount of R$ 2.04 million; Finally, (c) these two factors were offset by the charges of the contract with Eletronorte slightly higher in 2021, as they are linked to the CDI, which showed a slight increase of 0.73% per quarter to 0.79% per quarter between periods.
Leasing charges	-1,128	-1,141	-1.1	No relevant variation.
Charges on shareholders' compensation	-2,957	-415	612.5	The variation is mainly due to: (i) reversal of R$ 530 thousand resulting from improper updating of dividends in 2019, which occurred in 2Q20; (ii) change in the amount of dividends and interest on equity payable, of R$471 million in 2Q21, of which R$213 million paid in May/21, against R$110 million in 2020 (paid in September/20.
Monetary adjustment loss	-22,376	2,792	901.4	The variation is mainly due to: (i) the increase in the IPCA between the periods, from -0.43% in 2Q20, which generated a positive value, to 1.68% in 2Q21, impacting the monetary variation of the existing debts.
Exchange variation loss	48,003	-41,918	-214.5	The variation is mainly due to: (i) reduction in the exchange variation of the dollar, which in the period changed from R$ 5.70 to R$ 5.00, while the euro varied from R$ 6.49 to R$ $5.92. In the same period of 2020, the exchange variation was negative due to the appreciation of the foreign currency, as the dollar changed from R$ 5.20 to R$ 5.48 and the euro from R$ 5.72 to R$ 6. 15. It is noteworthy that of the total amount of debt that the company has, 20.65% corresponds to foreign currency (dollar and euro) in the amount of 587 million in June/2021.
Other Financial Expenses	-7,108	5,504	229.1	The variation is mainly due to: (i) in 2Q20, there was a reversal of the updating of the AFACs (Advance for Future Capital Increase) of the CGTEE developer made by the holding, in previous years, in the amount of R$9.8 million, with no occurrence in 2Q21 given the capitalization of AFACs upon incorporation; and (ii) negative present value adjustment of the Governador Jayme Canet Júnior Hydroelectric Power Plant, in 2Q21, in the amount of R$2.4 million higher than the same period in 2020.
Financial Result	27,030	-62,304	143.4

Equity R$ Thousand	2Q21	2Q20	Variation (%)	Analysis
Equity	-17,956	-15,030	-19.5	The variation is mainly due to: (i) the increase in the remuneration rate of contractual assets, given that the respective assets are linked to IPCA. As a result, transmission SPEs showed equivalence in 2Q21 of R$4.9 million higher than the same period of the year 2020. However, the positive variation was partially offset by the higher volume of energy purchases from the SPE ESBR, triggering the deterioration of its equivalence in R$ 7.5 million. SPE Teles Pires presented a deterioration of R$ 344 thousand.

Income Tax and CSLL R$ Thousand	2Q21	2Q20	Variation (%)	Analysis
Current IR and CSLL	-36,318	-27,110	34.0	The variation is mainly due to the following reason: (i) in 2Q21, the company obtained a tax result of R$153 million with tax credit and utilization of R$45 million reaching a calculation base of R$108 million, while in the 2Q20 the company had a tax result of R$108 million, however, with the use of a tax credit of R$32 million, the calculation base reached R$76 million. The improvement in the fiscal result mainly reflects the 20% growth in regulatory transmission revenue between the periods as a result of the incorporation of the payment of the controversial installment "Ke" of RBSE (Basic Network of the Existing System), which was under court since 2017 as of July/20. Another relevant factor for the improvement observed was the positive exchange variation of R$82.6 million, which boosted the fiscal result in 2Q21.
Deferred IR and CSLL	-51,473	398,451	112.9	The variation is mainly due to the following reasons: (i) In June 2020, R$ 292 million of deferred IR and CSLL credits (Assets) were recorded from CGTEE referring to previous periods; (ii) In 2Q20, R$ 320 million were recorded in the form of a provision, mainly related to the provision for inflexibility and unavailability of the Candiota III plant (R$ 65 million) and the recording of excess amounts received in RAP (Annual Allowed Revenue) in the 2018 cycles/ 2019 and 2019/2020 as a result of the RTP (Periodic Tariff Review) (BRL 223 million); (iii) in 2Q21, the significant result in corporate transmission revenue was the main factor for recording negative deferred taxes.
Non-controlling Shareholders	435	141	208.5	The variation is mainly due to: (i) reflections of the participation of minority shareholders in the consolidation of the investee SPE Livramento, in which CGT Eletrosul holds 78% and which had losses of R$ 2 million in 2Q21.

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DFR - Investor Relations Superintendence Marketletter - Annex II - 2Q21 Financial Analysis of the Subsidiaries

ELETRONUCLEAR

Result Analysis

The Company had, in 2Q21, a result 399 % lower than that ascertained in 2Q20, going from profit of R$ 87 million in 2Q20 to a loss of R$ 261 million in 2Q21, mainly due to the reasons described below.

Operating Revenue

The Net Operating Revenue, in 2Q21, decreased by 34.1% compared to 2Q20, going from R$ 817 million in 2Q20 to R$ 538 million in 2Q21. The variations of each income account are detailed below:

Gross Revenue	2Q21	2Q20	Variation (%)	Analysis
Generation	613,492	931,612	-34.1
Energy supply to distribution companies	613,492	931,612	-34.1	The variation is mainly due to: (i) 8.1% reduction in the Fixed Revenue of the Angra 1 and 2 Plants, according to ANEEL Resolution No. 2,821 of 12/15/2020, due to the non-incurrence of expenses of nuclear fuel. The reduction represents a negative effect of R$75.4 million in the quarter; (ii) R$31.3 million increase in reimbursement estimates for the calculation of negative energy deviation between the quarters (R$27.5 million in 2Q20 against R$58.8 million in 2Q21); (iii) The net energy supply from the Angra 1 and 2 nuclear power plants was 28.8% lower, being 3,538,527 MWh in 2Q20, compared to the net supply of 2,519,253 MWh in 2Q21, which represented a reduction of BRL 211.4 million due to: (a) scheduled shutdown for maintenance and exchange of nuclear fuel at the Angra 1 plant (1P26) that occurred between the dates of 04/17/2021 to 05/18/2021 (32 days) ; (b) scheduled shutdown for maintenance and exchange of nuclear fuel at the Angra 2 plant (2P17) that occurred between the dates of 06/06/2021 to 07/22/2021 (47 days), including 25 days in the reported quarter; (c) scheduled shutdown for maintenance and exchange of nuclear fuel at the Angra 2 plant (2P16) that occurred between the dates of 06/22/2020 to 08/17/2020 (57 days), impacting only 9 days within the reported quarter.
Other Income	63	0	-	The variation is mainly due to: (i) revenues from rents from various tenants in Eletronuclear's properties.
Deductions to the Operating Revenue	-75,153	-114,123	-34.1	The variation is mainly due to: (i) deviation proportional to revenue.
ROL	538,402	817,489	-34.1

Operating Costs and Expenses

The Operating Expenses and Costs, in 2Q21, increased by 17.4% compared to 2Q20, going from R$ 553 million in 2Q20 to R$ 649 million in 2Q21. The variations of each income account are detailed below:

PMSO - R$ Thousand	2Q21	2Q20	Variation (%)	Analysis
Personnel	-166,410	-120,764	37.8	The variation is mainly due to: (i) higher expenses with overtime due to the seasonality of the plant shutdown periods. In 2Q21, there was a stoppage in Angra 1 (1P16 04/17/2021 to 05/18/2021) and the start of Angra 2 stoppage (2P17 06/06/2021 to 07/22/2021), causing a variation of R$ 9 million. In 2Q20, there was only one stoppage at the Angra 2 plant (2P16) between the dates of 06/22/2020 to 08/17/2020, counting only 9 days within the reported quarter; (ii) higher expenses with the use of the Health Plan in the amount of R$5 million; (iii) 2.4% readjustment related to the Collective Labor Agreement, impacting 0.9 million; (iv) higher expenses with social charges in the amount of R$11 million; (v) In 2020, there was a non-recurring adjustment to the provision for vacations, reducing the cost in 2Q20, causing a variation of R$ 21.8 million in the compared periods.
These amounts were partially offset by: (vi) higher allocation of labor for investment in the amount of R$1.6 million in 2Q21.
				Regarding the PDC (Consensual Dismissal Plan), the expected savings per quarter were R$8.4 million, which would have been achieved if it were not for the facts mentioned in the items above.
Supplies	-25,412	-9,383	170.8	The variation is mainly due to the following reasons: (i) near the end of 2Q20, Angra 2 was stopped (2P16 between the dates of 06/22/2020 to 08/17/2020) with its costs impacting, mostly in 3Q20; (ii) in 2Q21, the stoppage of Angra 1 occurred (1P26 between the dates of 04/17/2021 to 05/18/2021), and also the stoppage of Angra 2 (2P17 between the dates of 06/06/ 2021 until 07/22/2021), facts that generated cost increases, specifically, in 2Q21 without counterpart in 2Q20.
Services	-136,342	-71,578	90.5	The variation is mainly due to the following reasons: (i) near the end of 2Q20, Angra 2 was stopped (2P16 between the dates of 06/22/2020 to 08/17/2020) with its costs impacting, mostly in 3Q20; (ii) in 2Q21, the stoppage of Angra 1 occurred (1P26 between the dates of 04/17/2021 to 05/18/2021), and also the stoppage of Angra 2 (2P17 between the dates of 06/06/ 2021 until 07/22/2021), facts that generated cost increases, specifically, in 2Q21 without counterpart in 2Q20.
Consensual Dismissal Plan/PAE (Provision)	2,351	5,670	58.5	The variation is mainly due to the following reasons: (i) in both periods, reversal of provision for the use of the Medical Plan for dismissed employees.
Other	-28,558	-21,900	30.4
Donations and Contributions	0	-20	-100.0	The variation is mainly due to the following reason: (i) Contributions to ONS (National Electricity System Operator) were reclassified to the group of Other Expenses in 2021.
Other Operating Expenses	-28,558	-21,880	30.5	The variation is mainly due to: (i) increase of R$7.2 million in expenses with Annuities and Contributions, with emphasis on the EPRI - Electric Power Research Institute, which in 2020 impacted 3Q20; (ii) higher expenses with digital tools subscription in the amount of R$2.7 million; (iii) higher expenses with taxes and contributions on Financial Income in the amount of R$4.5 million in 2Q20.
TOTAL PMSO	-354,371	-217,955	62.6

Operating Costs	2Q21	2Q20	Variation (%)	Analysis
Charges upon use of electricity network	-45,816	-45,080	1.6	No relevant variation.
Fuel	-72,439	-116,704	-37.9	The variation is mainly due to: (i) reduction in the consumption of fissile uranium equivalent (Kg Ueqv) by 47%, with 166.822 Kg Ueqv in 2Q21 and 315.252 Kg Ueqv in 2Q20, due to the higher number of stoppage days in 2Q21. In 2020, the highest concentration of stoppage days impacted 3Q20. Plant shutdown schedule as reported in the Supply item.
Depreciation and Amortization	-149,193	-152,621	-2.2	No relevant variation.
TOTAL OPERATING COSTS	-267,448	-314,405	-14.9

Operating Provisions	2Q21	2Q20	Variation (%)	Analysis
	-27,732	-20,708	33.9	The variation is mainly due to: (i) recording of an actuarial provision in the amount of R$27 million, without a counterpart in 2Q20, based on the estimated actuarial expense for 2021 disclosed in the actuarial report for 2020.

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DFR - Investor Relations Superintendence Marketletter - Annex II - 2Q21 Financial Analysis of the Subsidiaries

Financial Income	2Q21	2Q20	Variation (%)	Analysis
Financial Income	-15,984	100,195	-116.0
Income from financial investments	3,527	921	283.0	The variation is mainly due to the following reason: (i) daily average values in financial investments of the company's cash were maintained, higher when comparing the periods, with 90% of the income from financial investments coming from FI referenced in DI
Monetary adjustment gain	353	707	-50.1	The variation is mainly due to: (i) gains derived from updates of judicial deposits in the periods compared.
Exchange variation gain	18,558	2,462	653.8	The variation is mainly due to: (i) restatement of liabilities with suppliers held in foreign currency due to exchange rate fluctuations in the periods compared. As a result, the net exchange variation (gains and losses) was positive by R$72.2 million.
Other Financial Income	-38,422	96,105	-140.0	The variation is mainly due to: (i) negative profitability of R$38 million on the Decommissioning Fund in 2Q21. The Decommissioning Fund has positions in future dollar repo operations, and the variation in its profitability is extremely linked to these exchange rate fluctuations.
Financial Expenses	-160,283	-208,506	-23.1
Debt Charges - Financing and Loans	-118,086	-142,915	-17.4	The variation is mainly due to: (i) reduction in the index of contracts with BNDES (TJLP) from 4.94% in 2Q20 to 4.61% in 2Q21; and (ii) conversion of loans with the Holding (Eletrobras) into Capital, in the amount of R$1,035.8 million (October 2020) with effects in 2021.
Leasing charges	-496	-1,028	-51.8	The variation is mainly due to: (i) reduction in leasing liabilities due to amortizations in the compared periods. With the adoption of IFRS 16, the Company no longer recognizes operating costs and expenses arising from operating leasing agreements and begins to recognize in its statement of income the effects of the depreciation of the rights of use of leased assets, and the financial expense and the exchange variation calculated based on the financial liabilities of the leasing contracts.
Monetary adjustment loss	-6,052	1,560	487.9	The variation is mainly due to: (i) in 2Q20, there was a reduction in the update of the debt acknowledgment contract with Furnas, in the amount of R$1.6 million; and (ii) in 2Q21, there was an increase in the update of the debt acknowledgment contract with Furnas, in the amount of R$5.9 million.
Exchange variation loss	24,429	-31,755	-176.9	The variation is mainly due to: (i) restatement of liabilities with suppliers held in foreign currency due to exchange rate fluctuations in the periods compared. As a result, the net exchange variation (gains and losses) was positive by R$72.2 million.
Other Financial Expenses	-60,078	-34,368	74.8	The variation is mainly due to: (i) increase of R$25.7 million in the portion of recognition of the adjustment to present value of the decommissioning liability.
Financial Result	-176,267	-108,311	-62.7

Income Tax and CSLL	2Q21	2Q20	Variation (%)	Analysis
Current IR and CSLL	26,464	-68,843	-138.4	The variation is mainly due to: (i) income applied to taxable income for the period.

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DFR - Investor Relations Superintendence Marketletter - Annex II - 2Q21 Financial Analysis of the Subsidiaries

ELETROPAR

Result Analysis

The Company had, in 2Q21, an income 44 % higher than that ascertained in 2Q20, changing from profit of R$ 5.3 million in 2Q20 to a profit of RS 7.6 million in 2Q21, mainly due to the reasons described below.

Operating Costs and Expenses

Operating Expenses and Costs had, in 2Q21, increased of 27.4% compared to 2Q20, changing from R$ 1,359 thousand to negative R$ 1,731 thousand of expenses, with the variations listed below:

Gross Revenue - R$ Thousand	2Q21	2Q20	Variation (%)	Analysis
Other Incomes	92	86	7.0	The variation is mainly due to: (i) readjustment of the ROW (Right of Way) in 2021. These revenues refer to 2% of the ROW, for services performed by Eletropar.
ROL	92	86	7.0

PMSO - R$ Thousand	2Q21	2Q20	Variation (%)	Analysis
Personnel	-452	-706	-36.0	The variation is mainly due to: (i) a requisitioned employee from Eletrobras has left and was replaced by another with a lower salary.
Supplies	-19	0	-	The variation is mainly due to: (i) the accounting of TQD with Eletrobras referring to previous years.
Services	-1,057	-423	149.9	The variation is mainly due to: (i) payments, in 2Q21, for services performed in 2020, related to legal advertising; and (ii) consulting service performed by BDO regarding due diligence at Eletronet and the accounting of TQD with Eletrobras.
Other	-201	-229	-12.2
Donations and Contributions	-21	0	-	The variation is mainly due to: (i) movement in the stock market, which in 2Q21 did not occur. Under these headings, contributions to CVM and B3, regarding participation in the investment market, are accounted.
Other Operating Expenses	-180	-229	-21.4	The variation is mainly due to: (i) reversal of SELIC rate adjustment referring to the Eletronet contract.
TOTAL PMSO	-1,729	-1,358	27.3

Operating Costs - R$ Thousand	2Q21	2Q20	Variation (%)	Analysis
Depreciation and Amortization	-2	-1	100.0	The variation is mainly due to: (i) purchase of IT equipment in 2Q21, causing an increase in the depreciation of assets.
TOTAL OPERATING COSTS	-2	-1	100.0

Financial Result - R$ Thousand	2Q21	2Q20	Variation (%)	Analysis
Financial Income	3,106	1,022	203.9
Income from financial investments	567	1,021	-44.5	The variation is mainly due to: (i) lower return on investments in the stock market (invested in Caixa and BB).
				With the fall of the SELIC in 2021, the Company chose investments in shares in search of better returns (appreciation, dividends and interest on equity).
Other Financial Income	2,539	1	253,800	The variation is mainly due to the following reasons: (i) in 2Q21, Eletropar received R$1,379 thousand in dividends from EDP, R$1,078 thousand in dividends from TAESA and R$72 thousand from interest on equity in TAESA (result of the investment in stock market). In addition, the value of the IRPJ credits was updated.
Financial Expenses	-241	-129	86.8
Charges on shareholders' compensation	-138	0	-	The variation is mainly due to: (i) SELIC remuneration on dividends.
Other Financial Expenses	-103	-129	-20.2	The variation is mainly due to: (i) balance update of CEF investment of the debt amount of Eletropar with the assignors. The amount invested is R$20 million.
Financial Result	2,865	893	220.8

Equity - R$ Thousand	2Q21	2Q20	Variation (%)	Analysis
Equity	6,131	5,777	6.1	The variation is mainly due to: (i) increase in the participation in companies evaluated by equivalence due to the increase in CTEEP's share portfolio.
Other Operating Income/expenses- R$ Thousand	2Q21	2Q20	Variation (%)	Analysis
Other Operating Income/Expenses	0	1	-100.0	The variation is mainly due to: (i) non-realization of expenses or revenues in 2Q21.

Income Tax (IR) and Social Contribution on Net Income (CCSL) - R$ Thousand	2Q21	2Q20	Variation (%)	Analysis
Current IR and CSLL	240	-122	-296.7	The variation is mainly due to: (i) drop in taxable income due to the reduction in financial income and declaration of interest on equity payable.

21

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 11, 2021

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.